
07077419


JEFFERSON
Bancshares, Inc.

Notice of 2007 Annual Meeting
Proxy Statement & 2007 Annual Report on Form 10-K



Dear Fellow Shareholder:

As we forecasted in last year's annual report, we have brought a new office on line in the Knoxville Region. Our new office, which is located at 6501 Kingston Pike on Bearden Hill in Knoxville, opened in July 2007. Early indications are favorable for this facility. This was the third new branch office we have opened since 2004 which, together with our Merchants Greene office in West Hamblen County opened in May 2006 and our Farragut office in West Knox County opened in June 2006, increased our branch network to seven offices. We are focused on maximizing production from our investment in these new additions and have no immediate plans for the construction of new branches during fiscal 2008.

Fiscal year 2007 completed our fourth full year operating as a public company since our second step stock conversion in 2003. During this past fiscal year, we implemented our third repurchase program in the last four years through which we repurchased 241,698 shares, bringing total repurchases through June 30, 2007 to 2,034,789 shares or 24% of our original shares outstanding. On the operations side, we outsourced our Internal Audit and Compliance work to an independent third party as a more cost effective means of complying with the requirements of the Sarbanes-Oxley Act of 2002.

Deposit growth during fiscal 2007 was a highlight of our financial performance with growth of 10%, allowing us to lessen our dependency on other borrowings by roughly 15% over last year. We anticipate that the long term effect of this deposit growth is an expanded customer base in addition to a gradual lowering of our overall cost of funds.

Net earnings for the fiscal year were positively impacted by an 8% growth in our loan portfolio. A slight increase in net interest income resulted from a 16% increase in interest income, which was mostly offset by a 39% increase in interest expense over fiscal 2006. Despite the continued growth of our loan portfolio, asset quality continued to be favorable as evidenced by a net charge off to net loans ratio of .09% as compared to .02%, .09% and .19% for the prior three fiscal periods. Non-interest income was basically unchanged from 2006 as mortgage originations were negatively impacted by a tightening of the various mortgage markets. During the last quarter of fiscal 2007, we took steps to restructure the secondary mortgage area, which should allow us to continue to offer this valuable service to our customers more efficiently.

The past year and one-half has been challenging for the entire banking industry as margins have been compressed by competitive and economic factors. We have focused on controlling our overhead while minimizing the impact on customer satisfaction. We feel confident that we have a strong management team in place as well as a solid strategic plan for growth and will continue to seek every strategic opportunity that makes sense for our company.

As I mentioned last year, consolidation in our industry will continue. We believe that we are positioned to take advantage of this consolidation through our commitment to offering customers personal service and a banking relationship.

Thank you for your continued confidence and support of Jefferson Bancshares, Inc.

Sincerely,

Anderson L. Smith
President and Chief Executive Officer

JEFFERSON BANCSHARES, INC.

120 Evans Avenue
Morristown, Tennessee 37814
(423) 586-8421

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	2:00 p.m. on Thursday, October 25, 2007
PLACE	Independence Room Jefferson Federal Bank 120 Evans Avenue Morristown, Tennessee
ITEMS OF BUSINESS	(1) The election of two directors to serve for a term of three years; (2) The ratification of the appointment of Craine, Thompson & Jones, P.C. as independent registered public accountants for the Company for the fiscal year ending June 30, 2008; and (3) Such other business that may properly come before the meeting. Note: The Board of Directors is not aware of any other business to come before the meeting.
RECORD DATE	In order to vote, you must have been a shareholder at the close of business on August 31, 2007.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and
Corporate Secretary

Morristown, Tennessee
September 17, 2007

JEFFERSON BANCSHARES, INC.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Jefferson Bancshares, Inc. ("Jefferson Bancshares" or the "Company") to be used at the annual meeting of shareholders of the Company. Jefferson Bancshares is the holding company for Jefferson Federal Bank ("Jefferson Federal" or the "Bank"). The annual meeting will be held in the Independence Room of Jefferson Federal at 120 Evans Avenue, Morristown, Tennessee on October 25, 2007, at 2:00 p.m., local time. The proxy statement and the enclosed proxy card are being first mailed to shareholders of record on or about September 17, 2007.

General Information About Voting

Who Can Vote at the Meeting

You are entitled to vote your Jefferson Bancshares common stock if the records of the Company show that you held your shares as of the close of business on August 31, 2007. As of the close of business on August 31, 2007, a total of 6,394,955 shares of Jefferson Bancshares common stock were outstanding. Each share of common stock has one vote. The Company's Charter provides that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit. With respect to shares held by a broker, bank or nominee, the Company generally will look beyond the holder of the shares to the person or entity for whom the shares are held when applying the voting limitation. However, where the ultimate owner of the shares has granted voting authority to the broker, bank or nominee that holds the shares, the Company will apply the 10% voting limitation to the broker, bank or nominee.

Attending the Meeting

If you are a beneficial owner of Jefferson Bancshares common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Jefferson Bancshares common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum and Vote Required

The annual meeting will be held only if there is a quorum present. A quorum exists if a majority of the outstanding shares of common stock entitled to vote are represented at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

In voting on the election of directors, you may vote in favor of all nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In voting on the ratification of the appointment of Craine, Thompson & Jones, P.C. as the independent registered public accounting firm of the Company, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The ratification of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm will be decided by the affirmative vote of a majority of the votes cast at the annual meeting. On this matter, abstentions and broker non-votes will have no effect on the voting.

Voting by Proxy

The Board of Directors of Jefferson Bancshares is sending you this proxy statement for the purpose of requesting that you allow your shares of Jefferson Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Jefferson Bancshares common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. The Board of Directors recommends that you vote:

- **"FOR"** each of the nominees for director; and
- **"FOR"** the ratification of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Jefferson Bancshares common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting, regardless of whether you submitted your original proxy by mail, the Internet or telephone. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in and of itself constitute revocation of your proxy.

If your Jefferson Bancshares common stock is held in "street name," you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m., Eastern time, on Wednesday, October 24, 2007.

Participants in Jefferson Federal's ESOP and 401(k) Plan

If you participate in the Jefferson Federal Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the Jefferson Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "401(k) Plan"), you will receive a single voting instruction card for both plans that reflects all shares you may vote under the plans. You may submit the voting instruction card, or convey your voting instructions via the Internet or by telephone. Specific instructions for Internet or telephone submission are set forth in the voting instruction card. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the Jefferson Bancshares, Inc. Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for submitting your voting instructions is 11:59 p.m., Eastern time, on Thursday, October 18, 2007.

Corporate Governance

General

The Company periodically reviews its corporate governance policies and procedures to ensure that the Company meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern the Company's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code.

Meetings of the Board of Directors

The Company and Jefferson Federal conduct business through meetings and activities of their Boards of Directors and their committees. During the fiscal year ended June 30, 2007, the Board of Directors of the Company held 12 regular meetings and two special meetings and the Board of Directors of Jefferson Federal held 12 regular meetings and two special meetings. No director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which he served.

Committees of the Board of Directors of Jefferson Bancshares

The following table identifies our standing committees and their members as of June 30, 2007. All members of each committee are independent in accordance with the listing standards of the Nasdaq Stock Market, Inc.

Director	Audit/ Compliance Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Dr. Terry M. Brimer	X	X*	X
Dr. Jack E. Campbell	X*	X	X
William T. Hale	X	X	X
John F. McCrary, Jr.			
H. Scott Reams		X	X*
Anderson L. Smith			
William F. Young		X	X
Number of Meetings in 2007	5	9	2

* Chairman

Audit/Compliance Committee. The Board of Directors has a separately-designated standing Audit/Compliance Committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that the Audit Committee does not have a member who is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. While the Board recognizes that no individual Board member meets the qualifications required of an "audit committee financial expert," the Board believes that appointment of a new director to the Board of Directors and to the Audit Committee at this time is not necessary as the level of financial knowledge and experience of the current members of the Audit Committee, including such members' ability to read and understand fundamental financial statements, is cumulatively sufficient to adequately discharge the Audit Committee's responsibilities. The Audit Committee acts under a written charter adopted by the Board of Directors, a copy of which was included as *Appendix A* to Jefferson Bancshares' proxy statement filed with the Securities and Exchange Commission on September 18, 2006. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Proposal 2—Ratification of Independent Registered Public Accounting Firm—Report of Audit/Compliance Committee."*

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and Jefferson Federal and establishes the compensation for the Chief Executive Officer and other executives. See *"Compensation Discussion and Analysis"* for more information regarding the role of the Compensation Committee and management in determining and/or recommending the amount or form of executive compensation. The Compensation Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to this proxy statement. The report of the Compensation Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Compensation Committee Report."*

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the annual selection of the Board of Directors' nominees for election as directors and for developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to Jefferson Bancshares' corporate governance policy. The Nominating/Corporate Governance Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix B* to this proxy statement. The procedures of the Nominating/Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are included in this proxy statement. See *"Nominating/Corporate Governance Committee Procedures."*

Director Compensation

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2007 fiscal year. No tax-qualified or retirement-qualified compensation was provided to directors in fiscal 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Dr. Terry M. Brimer	$18,500	$28,694	$17,295	$64,489
Dr. Jack E. Campbell	22,000	28,694	17,295	67,989
William T. Hale	18,900	28,694	17,295	64,889
John F. McCrary, Jr.	32,200	28,694	17,295	78,189
H. Scott Reams	21,600	28,694	17,295	67,589
William F. Young	18,400	28,694	17,295	64,389

(1) Includes fees earned for service with Jefferson Bancshares and Jefferson Federal.

(2) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of shares of restricted stock in 2007 based upon the Company's stock price of $13.69 as of the date of grant. The aggregate number of unvested restricted stock award shares held by each of Messrs. Brimer, Campbell, Hale, McCrary, Reams and Young at fiscal year end was 4,192. There were no awards of restricted stock granted in fiscal 2007. Stock awards vest in five equal annual installments beginning one year from the date of grant, which for all shares shown was January 29, 2005.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2007 for each executive, based upon a fair value of each option of $3.30 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see note 11 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K. Options vest in five equal annual installments beginning one year from the date of grant, which for all options shown was January 29, 2005.

Cash Retainer and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that will be paid to our directors for their service on our Board of Directors during fiscal 2008.

Quarterly retainer	$1,000
Fee for attendance at regular Board meetings	800
Fee for attendance at special Board meetings	200
Fee for attendance at committee meetings	100
Monthly retainer for Chairman of the Board	1,000

Stock Ownership

The following table provides information as of August 31, 2007 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding(1)
Jefferson Federal Bank Employee Stock Ownership Plan 120 Evans Avenue Morristown, Tennessee 37814	663,381	10.37%
Bank of America Corporation NB Holdings Corporation Bank of America, NA Columbia Management Group, LLC Columbia Management Advisors, LLC 100 North Tryon Street Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	534,650[2]	8.36
Friedlander & Co., Inc. Theodore Friedlander III 322 East Michigan Street Suite 250 Milwaukee, Wisconsin 53202	285,000[3]	4.46

(1) Based on 6,394,955 shares of the Company's common stock outstanding and entitled to vote as of August 31, 2007.

(2) Based upon information in a Schedule 13G/A filed jointly on February 9, 2007 with the U.S. Securities and Exchange Commission (the "SEC"). According to this filing, Bank of America Corporation and NB Holdings Corporation have shared voting power with respect to 438,450 shares and shared dispositive power with respect to 534,650 shares; Bank of America, NA has sole voting power with respect to 79,250 shares, shared voting power with respect to 359,200 shares, sole dispositive power with respect to 86,550 shares and shared dispositive power with respect to 448,100 shares; and Columbia Management Group, LLC and Columbia Management Advisors, LLC have shared voting power with respect to 359,200 shares and shared dispositive power with respect to 448,100 shares.

(3) Based upon information in a Schedule 13G/A filed on February 12, 2007 with the SEC. According to this filing, Friedlander & Co., Inc. ("Friedlander") has sole dispositive power with respect to 285,000 shares and Theodore Friedlander III has sole voting power with respect to 25,000 shares. Mr. Friedlander is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Company common stock beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

The following table provides information as of August 31, 2007 about the shares of Jefferson Bancshares common stock that may be considered to be beneficially owned by each director, nominee for director, named executive officers listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting and sole investment power with respect to the number of shares shown.

Name	Number of Shares Owned[1][2]	Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding[3]
Dr. Terry M. Brimer	109,909[4]	15,723	1.96%
Dr. Jack E. Campbell	73,188[5]	15,723	1.39
Anthony J. Carasso	8,453	—	*
William T. Hale	57,711[6]	15,723	1.15
Jane P. Hutton	22,533	15,723	*
Janet Ketner	11,344	—	*
John F. McCrary, Jr.	158,430	15,723	2.72
H. Scott Reams	115,627[7]	15,723	2.05
Charles G. Robinette	19,130[8]	—	*
Anderson L. Smith	73,056[9]	41,925	1.80
William F. Young	71,396[10]	15,723	1.36
All directors and executive officers as a group (13 persons)	786,498	183,432	14.74%

---

* Does not exceed 1.0% of the Company's voting securities.

(1) Includes unvested shares of restricted stock held in trust under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan, with respect to which individuals have voting but not investment power as follows: Mr. Brimer—4,193 shares; Mr. Campbell—4,193 shares; Mr. Carasso—4,800 shares; Mr. Hale—4,193 shares; Ms. Hutton—4,193 shares; Ms. Ketner—8,000 shares; Mr. McCrary—4,193 shares; Mr. Reams—4,193 shares; Mr. Robinette—12,000 shares; Mr. Smith—13,974; and Mr. Young—4,193.

(2) Includes shares allocated to the account of individuals under the Jefferson Federal Bank Employee Stock Ownership Plan (the "ESOP") with respect to which individuals have voting but not investment power as follows: Mr. Carasso—3,653 shares; Ms. Hutton—4,832 shares; Ms. Ketner—1,844 shares; Mr. Robinette—5,109 shares; and Mr. Smith—12,129 shares.

(3) Based on 6,394,955 shares of Company common stock outstanding and entitled to vote as of the close of business on August 31, 2007, plus the number of shares that may be acquired by each individual (or group of individuals) by exercising options.

(4) Includes 36,500 shares held by Mr. Brimer's wife and 40,000 shares pledged as security.

(5) Includes 35,000 shares pledged as security.

(6) Includes 30,000 shares pledged as security.

(7) Includes 2,050 shares held by Mr. Reams' wife, 12,500 shares held by 401(k) plan and 1,500 shares held by IRA.

(8) Includes 300 shares held by IRA.

(9) Includes 6,538 shares held by 401(k) plan, 15,000 shares held by IRA and 11,000 shares pledged as security.

(10) Includes 16,633 shares held by his wife's IRA, 19,809 shares held by IRA and 19,494 shares pledged as security.

Proposal 1 — Election of Directors

The Company's Board of Directors consists of seven members, all of whom are independent under the current listing the standards of the Nasdaq Stock Market, except for Mr. Smith, who is not independent because he is an employee of Jefferson Bancshares and Jefferson Federal. In determining the independence of its directors, the Board of Directors considered transactions, relationships or arrangements between Jefferson Bancshares, Jefferson Federal and its directors that were not required to be disclosed in this proxy statement under the heading "Transactions With Related Persons," including loans that Jefferson Federal directly or indirectly made to Director Young and legal services provided to Jefferson Federal by the law firm of which Director Reams is a partner.

The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. Two directors will be elected at the annual meeting to serve for a three-year term, or until their respective successors have been elected and qualified. The Board of Directors' nominees this year, to serve for a three-year term or until their respective successors have been elected and qualified, are Dr. Terry M. Brimer and H. Scott Reams, each of whom are currently directors of Jefferson Bancshares.

The Board of Directors intends that the proxies solicited by it will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Messrs. Brimer and Reams.

Information regarding the nominees for election at the annual meeting is provided below. Unless otherwise stated, each nominee has held his current occupation for the last five years. The age indicated for each individual is as of June 30, 2007. The indicated period of service as a director includes service as a director of Jefferson Federal. There are no family relationships among directors or executive officers of Jefferson Bancshares.

Board Nominees for Election of Directors

Dr. Terry M. Brimer is the President and majority owner of Doctor's Hospital Pharmacy, Inc., Morristown, Tennessee. Age 59. Director since 1977.

H. Scott Reams is a Partner in the law firm of Taylor, Reams, Tilson and Harrison of Morristown, Tennessee. Age 58. Director since 1982.

Directors Continuing in Office

The following directors have terms ending in 2008:

William T. Hale is employed by PFG-Hale, Inc., a wholesale food distributor. Age 55. Director since 2000.

John F. McCrary, Jr. is Chairman of the Board of Directors of Jefferson Bancshares and Jefferson Federal. Mr. McCrary is a real estate broker and President of Century 21 Masengill-McCrary Realtors Company and Secretary of Masengill-McCrary-Gregg Company, an insurance agency, both located in Morristown, Tennessee. Age 82. Director since 1963.

The following directors have terms ending in 2009:

Anderson L. Smith has served as the President and Chief Executive Officer of Jefferson Federal and Jefferson Bancshares since January 2002 and March 2003, respectively. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank, National Association. Age 59. Director since 2002.

Dr. Jack E. Campbell has served part-time as the President Emeritus of Walters State Community College, Morristown, Tennessee since July 1, 2005. He previously served as the President of Walters State Community College since 1974. Age 68. Director since 1979.

William F. Young is the President and Chief Executive Officer of Young's Furniture Manufacturing Company, Inc., of Whitesburg, Tennessee. Age 67. Director since 2000.

Executive Officers Who Are Not Directors

The following sets forth information as of June 30, 2007 with respect to executive officers of Jefferson Bancshares who do not serve on the Company's Board of Directors. Executive officers are appointed annually by the Board of Directors.

Anthony J. Carasso has been the President of Jefferson Federal's Knoxville Region since January 2005. Prior to joining Jefferson Federal, Mr. Carasso was Chief Executive Officer and President of Union Planters in Murfreesboro, Tennessee and served as President of two other Union Planters Banks in Somerset, Kentucky and Harriman, Tennessee. Age 48.

Jane P. Hutton has been Treasurer and Secretary of Jefferson Bancshares since March 2003 and Vice President and Chief Financial Officer of Jefferson Federal since July 2002. Ms. Hutton was named Chief Financial Officer of Jefferson Bancshares in connection with the consummation of Jefferson Federal's conversion in July 2003. Age 48.

Janet J. Ketner has been Jefferson Federal's Executive Vice President of Retail Banking since January 2006. Prior to joining Jefferson Federal, Ms. Ketner was Executive Vice President of First Tennessee Bank for Morristown, Dandridge and Greeneville, Tennessee. Age 54.

Eric McDaniel has served as Vice President and Senior Operations Officer of Jefferson Federal since July 2002. Age 36.

Charles G. Robinette has been Chairman of Jefferson Federal's Knoxville Region since January 2005. Prior to that, Mr. Robinette served as a Regional Chairman for Union Planters Bank from April 1997 to August 2004. Age 62.

Douglas H. Rouse has been Senior Vice President of Jefferson Federal since March 1994. Age 54.

Proposal 2 — Ratification of Independent Registered Public Accounting Firm

The Audit/Compliance Committee of the Board of Directors has appointed Craine, Thompson & Jones, P.C. to be the Company's independent registered public accounting firm for the 2008 fiscal year, subject to ratification by shareholders. A representative of Craine, Thompson & Jones, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by shareholders at the annual meeting, the Audit/Compliance Committee will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.

Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ending June 30, 2007 and 2006 by Craine, Thompson & Jones, P.C.:

	2007	2006
Audit fees [1]	$63,530	$62,370
Audit related fees	—	—
Tax fees [2]	16,455	14,410
All other fees [3]	11,705	13,415

(1) Includes professional services rendered for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in Forms 10-Q, or services normally provided in connection with statutory and regulatory filings (i.e., attest services required by FDICIA or Section 404 of the Sarbanes-Oxley Act), including out-of-pocket expenses.

(2) Consists of tax filing and tax related compliance and other advisory services.

(3) Includes fees for assistance with securities filings other than periodic reports and Section 404 of the Sarbanes-Oxley Act certification services.

Policy on Audit/Compliance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit/Compliance Committee is responsible for appointing and reviewing the work of the independent registered public accounting firm and setting the independent registered public accounting firm's compensation. In accordance with its charter, the Audit/Compliance Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. This approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation. During the year ended June 30, 2007, all services were approved in advance by the Audit/Compliance Committee in compliance with these procedures.

Report of the Audit/Compliance Committee

The Audit/Compliance Committee of the Company's Board of Directors is comprised of three non-employee directors and operates under a written charter adopted by the Board of Directors. The Board of Directors has determined that each Audit/Compliance Committee member is independent in accordance with the listing standards of the Nasdaq Stock Market.

The Company's management is responsible for the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principals. The Audit/Compliance Committee oversees the Company's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit/Compliance Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit/Compliance Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit/Compliance Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit/ Compliance Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 ("Communication With Audit Committees"), including the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit/Compliance Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 ("Independence Discussions With Audit Committees") and has discussed with the independent registered public accounting firm the auditors' independence from the Company and its management. In concluding that the auditors are independent, the Audit/Compliance Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit/Compliance Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit/Compliance Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting process.

In performing all of these functions, the Audit/Compliance Committee acts only in an oversight capacity. In its oversight role, the Audit/Compliance Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit/Compliance Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit/Compliance Committee's considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent auditors are in fact "independent."

In reliance on the reviews and discussions referenced above, the Audit/Compliance Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2007 for filing with the Securities and Exchange Commission. The Audit/Compliance Committee has appointed, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ended June 30, 2008.

The Audit/Compliance Committee of the Board of Directors
of Jefferson Bancshares, Inc.

Dr. Jack E. Campbell (Chairman)
Dr. Terry M. Brimer
William T. Hale

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer, and our other three most highly-compensated executive officers, which are collectively referred to as the "named executive officers".

The Objectives of the Executive Compensation Program

Our compensation philosophy for our named executive officers is founded upon the premise that our success depends, in a large part, on the dedication, commitment and performance of the individuals we place in key operating positions to drive our business strategy. In order to attract and retain executives with the ability and the experience necessary to lead and deliver strong performance to our shareholders, we strive to provide a total compensation package that is competitive with our peers.

Elements Used to Implement Our Compensation Objectives

Our compensation program for our named executive officers consists of the following elements:

- Base Salary
- Bonus Program
- Long-term Equity Incentive Plan
- Supplemental Executive Retirement Benefits
- Employment Agreement and Change in Control Severance Plan

We combine these compensation elements for each named executive officer in a manner we believe optimizes the named executive officer's contribution to the Company and Jefferson Federal Bank.

Base Salary. Our base salary program is designed to provide a competitive base salary to our management and other employees. The salary levels of all employees, including the named executive officers, are set to reflect the duties and levels of responsibilities inherent in the position and the competitive conditions in the banking business in our market area. Comparative salaries paid by peer financial institutions are considered in establishing the salary for a given position. The Compensation Committee utilizes surveys prepared by trade groups and other independent sources of salaries paid to executive officers of other bank holding companies, non-diversified banks and other financial institutions similar in size, market capitalization and other characteristics. Base salaries for the named executive officers are reviewed annually by the Compensation Committee, taking into account the competitive level of pay as reflected in the surveys consulted. See *"Peer Group Analysis"*. In setting base salaries, the Compensation Committee also considers a number of factors relating to each individual named executive officer, including individual performance, job responsibilities, level of experience, ability and knowledge of the position and complexity of the Company's operations. These factors are considered in the aggregate and none of the factors are accorded a specific weight. See *"Executive Compensation – Summary Compensation Table"* for base salaries paid to our named executive officers during the 2007 fiscal year.

Bonus Plan. Our bonus plan provides the named executive officers with additional incentive to attain company-wide financial objectives and individual performance goals. Under the bonus plan, bonus awards are linked to the performance of our named executive officers, with 70% of the executive officer's bonus award determined by Company financial performance and the other 30% of the bonus award determined by the executive officer's achievement of strategic and individual performance goals. The bonus potential can range from 20% to 50% of an executive's base salary, depending on the level of the executive, and actual awards can range from 0% to 100% of this target, depending on company financial performance and individual performance. The Compensation Committee establishes a "threshold" and a "target" for each measure, taking into account our annual budget and management's strategic objectives for the year, as well as a "weight" that will determine the degree to which the measure will affect the amount of the bonus award. The

Compensation Committee, in connection with its annual performance review of the named executive officers, considers making discretionary bonus awards under this program. See *"Executive Compensation – Summary Compensation Table"* for bonuses paid to our named executive officers during the 2007 fiscal year.

Long-Term Equity Incentive Compensation Program. Our 2004 Stock-Based Incentive Plan provides us with the opportunity to grant eligible employees and outside directors stock options and restricted stock awards.

Stock options are granted in order to assure the retention of high level executives and to tie the compensation of those executives to the creation of long-term value for stockholders. The Compensation Committee determines the proportions and terms of stock option grants. All stock options that have been granted have an exercise price equal to the fair market value of the Company's common stock at the time of grant and are exercisable within a ten-year period. Stock options granted under the 2004 Equity Incentive Plan vest in equal portions over a five-year period beginning one year after the date of grant.

Restricted stock awards are intended to increase the ownership of executives in the Company so as to further integrate the compensation of the executive with the creation of long-term value for stockholders. The Compensation Committee determines the proportions and terms of restricted stock awards. The Compensation Committee has provided that restricted stock awards granted under the 2004 Equity Incentive Plan vest in equal portions over five years beginning one year after the date of grant.

Supplemental Executive Retirement Benefits. In accordance with industry practice, we provide supplemental executive retirement benefits for our chief executive officer. These supplemental retirement benefits consist of: (i) annual payments in lieu of shares that cannot be allocated to our chief executive officer's account under the employee stock ownership plan due to limitations imposed by the Internal Revenue Code, (ii) payments in the event of a Change in Control prior to the full repayment of the ESOP loan, and (iii) an annual supplemental retirement benefit of $15,083 payable each year over a 15 year period commencing in the year our chief executive officer attains age 65. See *"Executive Compensation – Employment Agreement" and "Executive Compensation – Non-qualified Deferred Compensation"* for a discussion of the supplemental retirement benefits.

Employment Agreement. We recognize that an important consideration in our ability to attract and retain key personnel is our ability to minimize the impact on our management team of the possible disruption associated with our analysis of strategic opportunities. Accordingly, we believe that it is in our best interests to provide our chief executive officer with reasonable financial arrangements in the event of termination of employment following a change in control or involuntary termination of employment for reasons other than cause. Therefore, we currently maintain an employment agreement with our chief executive officer. See *"Executive Compensation – Employment Agreement" and "Executive Compensation – Potential Post-Termination Benefits"* for a discussion of the terms and conditions of the employment agreement.

Change in Control Severance Plan. We recognize the need to offer our other named executive officers financial protection in the event of a change in control, therefore we maintain a change in control severance plan for the benefit of eligible employees, including our named executive officers, who do not have an employment agreement with Jefferson Federal. The Change in Control Severance Plan provides participants with a severance benefit in the event they are terminated in connection with a Change in Control (as defined in the plan). See *"Executive Compensation – Potential Post-Termination Benefits"* for a discussion on the benefits provided to our named executive officers who do not have an employment agreement with the Company or Jefferson Federal.

Role of Compensation Committee

Our Compensation Committee is responsible for establishing and administering policies governing the compensation for our named executive officers. The Compensation Committee operates under a written charter that establishes the Committee's responsibilities. The Committee and the Board of Directors review the charter periodically to ensure the scope of the charter is consistent with the Committee's expected role.

The Compensation Committee meets outside the presence of all executive officers, including the named executive officers, to consider appropriate compensation for the chief executive officer. The Compensation Committee analyzes our chief executive officer's performance annually and determines his base salary, annual performance bonus payments and any stock option grants based on its assessment of his performance. The Compensation Committee also takes into consideration the recommendations of our chief executive officer when determining the payments to be made to our other named executive officers under our discretionary bonus plan and stock option plan.

During 2007, the Compensation Committee met 9 times, including 7 executive sessions attended by Committee members only. The members of the Committee are: Dr. Terry M. Brimer, Dr. Jack E. Campbell, William T. Hale, H. Scott Reams and William F. Young.

Role of Management

Our chief executive officer reviews annually each other named executive officer's performance and based upon guidelines established by the Compensation Committee determines the appropriate base salary for each named executive officer. Our chief executive officer also makes recommendations to the Compensation Committee with respect to annual discretionary bonus payments and the grants of stock-based compensation awards for each named executive officer, excluding himself.

Tax and Accounting Considerations

In consultation with our advisors, we evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and annually to ensure that we understand the financial impact of each program on the Company. Our analysis includes a review of recently adopted and pending changes in tax and accounting requirement. During fiscal 2007, we continued to consider the implications of two significant developments in the tax and accounting area – the new rules under Section 409A of the Internal Revenue Code applicable to nonqualified deferred compensation and the revised accounting treatment for equity compensation under FAS 123R. We intend to amend any plans and agreements by December 31, 2007 in order to comply with the new rules under Section 409A of the Internal Revenue Code.

Peer Group Analysis

Our Compensation Committee benchmarks base salary and target incentive levels and practices, as well as the Company's performance results primarily in relation to other comparable community banks of similar asset size and geographic location. We utilize the Tennessee Bankers Association Salary and Benefits Survey and the America's Community Bankers Compensation Survey, as well as other surveys prepared by trade groups and independent benefits consultants.

For each named executive officer, we consider the relevance of the peer group survey data, as well as:

- The business need for the executive officer's skills;
- The contributions that the executive officer has made or will make to the Company's success;
- The transferability of the executive officer's managerial skills to other potential employers; and
- The relevance of the executive officer's experience to other potential employers.

Retirement Benefits; Employee Welfare Benefits.

Our 401(k) plan and employee stock ownership plan have proven to be important retention tools for the company. The 401(k) plan and the employee stock ownership plan are broad based tax-qualified defined contribution plans that provide our employees with valuable retirement benefits. Under the 401(k) plan, we provide participants with the opportunity to defer up to 50% of their compensation for retirement. Under the employee stock ownership plan, we provide plan participants with a retirement benefit allocated in our common stock at no cost to the participant. Participants vest in their employee stock ownership plan allocations at a rate of 20% per year.

Employees are provided with coverage under medical, life insurance and disability plans on terms consistent with industry practice. Other coverage such as dental, cancer, and intensive care insurance is available to employees on a voluntary basis. Employees are provided with access to a flexible spending plan which allows our employees to set aside pre-tax dollars to pay for certain benefits. We also provide our chief executive officer and certain members of senior management with split dollar life insurance agreements and provide for supplemental life insurance coverage for our chief executive officer.

Perquisites

We provide certain named executive officers with perquisites that further their ability to promote the Company's business interests in our markets and to reflect competitive practices for similarly-situated officers employed by our peers. These perquisites are reviewed periodically and adjustments to them are made as necessary.

Stock Compensation Grant and Award Practices

Our Compensation Committee considers whether to make stock option grants and/or award other forms of equity on an annual basis, typically in conjunction with the annual review process for our officers. However, grants or awards may be made at other times during the year based on specific circumstances such as a new hire, a specific contractual commitment or a change in position or responsibility. The Committee considers the recommendations of our chief executive officer and our other named executive officers with respect to awards contemplated for their subordinates. The Compensation Committee recommends stock option grants to our Board of Directors for approval.

As a general matter, the Compensation Committee's process is independent of any consideration of the timing of the release of material nonpublic information, including with respect to the determination of grant dates or the stock option exercise prices. Similarly, the Company has never timed the release of material nonpublic information with the purpose or intent to affect the value of executive compensation. In general, the release of such information reflects long-established timetables for the disclosure of material nonpublic information such as earnings reports or, with respect to other events reportable under federal securities laws, the applicable requirements of such laws with respect to timing of disclosure.

The exercise price for all of our stock option grants is based solely by reference to the applicable provisions of our stock plans. Under our current plan, which was approved by shareholders in 2004, the exercise price of a stock option is equal to the closing sales price of our common stock on the Nasdaq Global Market as of the effective date of the grant.

Stock Ownership Requirements

The Company has not adopted formal stock ownership requirements for the named executive officers and members of the Board of Directors. As a practical matter, the named executive officers and directors hold significant interests in our stock, which they have accumulated through individual purchases, participation in the "ESOP" and participation in stock compensation programs. See the *"Voting Securities and Security Ownership"* section in this proxy statement.

Compensation for the Named Executive Officers in 2007

The following Executive Officers are considered "named executive officers" under the new executive compensation disclosure rules:

- Anderson L. Smith, President and Chief Executive Officer of Jefferson Bancshares and President and Chief Executive Officer of Jefferson Federal
- Jane P. Hutton, Treasurer and Secretary of Jefferson Bancshares and Vice President and Principal Financial Officer of Jefferson Federal
- Charles G. Robinette, Chairman of Jefferson Federal's Knoxville Region
- Anthony J. Carasso, President of Jefferson Federal's Knoxville Region
- Janet J. Ketner, Executive Vice President of Retail Banking

Chief Executive Officer Compensation. In determining Mr. Smith's compensation for fiscal 2007, the board focused on the Company's financial performance during the year, the number of initiatives begun, expanded or completed by the Company since Mr. Smith's employment began, competitive levels of compensation for CEOs managing operations of similar size, complexity and performance level and the importance of retaining a President and Chief Executive Officer with the strategic, financial and leadership skills to ensure the Company's continued growth into the foreseeable future. Mr. Smith also earned a cash bonus of $46,691 for the 2007 fiscal year. Under the Company's bonus plan, Mr. Smith was eligible to earn a bonus of 0% to 50% of his base salary based on the Company's achievement of financial performance targets. To be eligible for the financial performance based portion of this bonus the Compensation Committee required that the Company first achieve net income of $1.543 million for the fiscal year, which it did.

Mr. Smith's potential bonus was based on the extent to which the Company achieved financial performance targets established by the Compensation Committee. If a lesser threshold amount for a performance target was not achieved, no portion of the bonus eligible for that target would be paid. 70% of Mr. Smith potential bonus was based on the following financial performance targets: ROAE — 3.27%; ROAA — 0.70%; and growth in net earnings, loans and deposits, 5.0%, 20.0% and 16.0%, respectively, as compared to fiscal year 2006. The remaining 30% of Mr. Smith's potential bonus was based on the extent to which the Company achieved financial performance targets for efficiency ratio (71.8%), average yield on loans and investments (6.6%), and the ratio of interest expense to average assets (2.95%), as well as the achievement of a reduction of expenses for the Knoxville Region of $57,723 and the maintainance of the Bank's asset quality. Based on the Company's financial performance relative to all of the above targets, Mr. Smith earned 28.9% of the potential bonus he could have earned had all of the targets been achieved.

In August 2007, the Compensation Committee determined that the financial performance targets it originally established for fiscal 2007 were aggressive based on the implementation of the Board's growth strategy for the year. Accordingly, the Compensation Committee also awarded Mr. Smith $21,656, based on his overall performance, his leadership of the Company and his ability to carry out the strategic initiatives established by the Board of Directors, particularly the Bank's denovo branching strategy.

Mr. Smith did not receive a stock option grant or restricted stock award during the 2007 fiscal year.

Other Named Executive Officer Compensation. The base salary for other named executive officers is set by the President and CEO in a manner consistent with the base salary guidelines applied for executive officers of the Bank as a whole. In general, the President and Chief Executive Officer considers the Bank's financial performance, peer group financial performance and compensation survey data when making decisions regarding a named executive officer's compensation, including salary, bonus and awards made under the 2004 Equity Incentive Plan. All other named executive officers participate in the Company's employee benefit plans. Under the Company's bonus plan, Ms. Hutton, Mr. Carasso and Ms. Ketner were also eligible to earn a bonus up to 20%, 20% and 30%, respectively. To be eligible for this bonus, the Compensation Committee required that the Company first achieve net income of $1.543 million for the fiscal year, which it did.

The potential bonus for Ms. Hutton, Mr. Carasso and Ms. Ketner was based on the extent to which the Company achieved financial performance targets established by the Compensation Committee. If a lesser threshold amount for a performance target was not achieved, no portion of the bonus eligible for that target would be paid. The financial performance criteria for the potential bonus for these executive officers varied depending on their primary area of responsibility.

For 2007, 70% of Ms. Hutton's potential bonus was based on the extent to which the Company achieved increases of 5.0%, 20.0% and 16.0% (over fiscal year 2006 amounts) for net earnings, loans and deposits. The remaining 30% of her potential bonus was based on the achievement of the following targets: average balance of FHLB advances not exceeding $46.783 million and the Company achieving a interest expense to average assets ratio of 2.95%. Based on the Company's financial performance relative to all of the above targets, Ms. Hutton earned 42.5% of the potential bonus she could have earned had all of the targets been achieved.

For 2007, 70% of Mr. Carasso's potential bonus was based on the extent to which the Company achieved increases of approximately 5.0%, 38.0% and 218.0% (over fiscal year 2006 amounts), for earnings, loans and deposits, respectively, in the Knoxville Region (the geographic region over which he has responsibility). The remaining 30% of his bonus was based on the Company's achievement of non-interest income of $685,181, an average yield on loans of 6.91%, reduced Knoxville Region expenses by of $57,723 and the maintenance of the Bank's asset quality, in each case in the Knoxville Region. Based on the Company's financial performance relative to all of the above targets, Mr. Carasso earned 57.5% of the potential bonus that he could have earned based on achievement of all of the performance targets relative to the geographic region over which he has responsibility.

For 2007, 70% of Ms. Ketner's potential bonus was based on increases of approximately 5.0%, 12.0% and 8.0% (over fiscal year 2006 amounts), for earnings, loans and deposits, respectively, in the Hamblen Region (the geographic region over which she has responsibility). The remaining 30% of her bonus was based on the Company's achievement of an average yield on loans of 7.54%, a total interest expense to average assets ratio of 2.95%, an efficiency ratio of 71.8%, and the maintenance of the Bank's asset quality, in each case in the Hamblen Region. The cash bonus awarded to Ms. Ketner was 31.0% of the potential bonus that she could have earned based on achievement of all of the performance targets relative to the geographic region over which she has responsibility.

In August 2007, the Compensation Committee determined that the financial performance targets it originally established for fiscal 2007 were too high based on the implementation of the Board's growth strategy for the year. Accordingly, the Compensation Committee also awarded Ms. Hutton, Mr. Carasso and Ms. Ketner $3,375, $2,600 and $8,250, respectively, based on overall performance.

Ms. Hutton, Ms. Ketner and Messrs. Robinette and Carasso did not receive stock option grants or restricted stock awards during the 2007 fiscal year.

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer or principal financial officer of the Company for the 2007 fiscal year and the other three most highly compensated executive officers of the Company whose total compensation for the 2007 fiscal year exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Anderson L. Smith . . . . President and Chief Executive Officer	2007	$193,450[(4)]	$46,691	$95,665	$46,118	$59,535	$441,459
Jane P. Hutton . . . . Chief Financial Officer, Treasurer and Corporate Secretary	2007	67,500	9,111	28,694	17,295	18,684	141,284
Charles G. Robinette. . . . . Chairman of the Knoxville Region of Jefferson Federal	2007	159,400	—	39,750	—	52,147	251,297
Anthony J. Carasso. . . . . President of the Knoxville Region of Jefferson Federal	2007	130,000	17,545	15,900	—	24,392	187,837
Janet J. Ketner. . . . . Executive Vice President of Retail Banking	2007	110,000	18,493	26,500	—	26,548	181,541

(1) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of 6,988, 2,096, 3,000, 1,200 and 2,000 shares of restricted stock in 2007 for Mr. Smith, Ms. Hutton, Mr. Robinette, Mr. Carasso and Ms. Ketner, respectively, based upon the Company's stock price as of the date of grant, which was $13.69 for Mr. Smith and Ms. Hutton and $13.25 for Messrs. Robinette and Carasso and Ms. Ketner.

(2) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2007 for each executive, based upon a fair value of each option of $3.30 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see note 11 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K. Options vest in five equal annual installments beginning one year from the date of grant, which for all options shown was January 29, 2005.

(3) Details of the amounts reported in the "All Other Compensation" column for 2007 are provided in the table below:

	Mr. Smith	Ms. Hutton	Mr. Robinette	Mr. Carasso	Ms. Ketner
Market value of ESOP contributions . . .	$32,756	$16,156	$32,752	$22,874	$24,018
Taxable fringe benefits	3,600	—	3,600	—	—
Perquisites	12,000[(a)]	—[(b)]	12,000[(a)]	—[(b)]	—[(b)]
Dividends paid on stock awards	5,136	1,541	3,795	1,518	2,530
BOLI	6,043	987	—	—	—

(a) Consisted of an automobile allowance.

(b) Did not exceed $10,000.

(4) Includes $20,200 in Board fees.

Employment Agreements

Anderson L. Smith. The Company and Jefferson Federal maintain a three-year employment agreement with Anderson L. Smith. The Boards of Directors of the Company and Jefferson Federal may renew the term of the employment agreement for an additional year each year on the anniversary date of the agreement, unless a request for non-renewal is given by Mr. Smith. The employment agreement provides that Mr. Smith's base salary is to be reviewed annually. Mr. Smith's current base salary under the employment agreement is $173,250. In addition to base salary, the employment agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Mr. Smith's employment agreement also provides for an annual supplemental retirement benefit of $15,083 payable each year over a 15 year period commencing in the year Mr. Smith attains age 65. In addition, Mr. Smith's employment agreement provides for a death benefit of not less than $350,000 through a supplemental life insurance policy. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Smith is subject to a two year non-compete. See *"Executive Compensation—Potential Post-Termination Benefits"* for a discussion of the benefits and payments Mr. Smith may receive upon the termination of his employment.

Charles G. Robinette. On July 16, 2007, Jefferson Federal entered into a one-year employment agreement with Charles G. Robinette which replaces in its entirety the employment agreement Mr. Robinson entered into with Jefferson Federal on January 1, 2005. Under the employment agreement, Mr. Robinette will receive a base salary of $180,000, payable in bi-weekly installments, in exchange for continuing as an employee of Jefferson Federal in Jefferson Federal's Knoxville Region and assisting in customer introduction and retention and such other tasks, ordinarily and reasonably performed by a bank president or chief executive officer, as may be assigned to Mr. Robinette by Jefferson Federal's President and Chief Executive Officer and/or Board of Directors. Pursuant to the employment agreement, Mr. Robinette shall devote his full time and efforts to Jefferson Federal until September 1, 2007 and thereafter shall devote such time and efforts to Jefferson Federal as requested by Jefferson Federal's President and Chief Executive Officer and/or Board of Directors. The employment agreement further provides that Mr. Robinette may participate in Jefferson Federal's medical and dental plans, tax-qualified retirement plans and equity incentive plans during the term of the agreement. Upon termination of employment with Jefferson Federal for any reason, Mr. Robinette will be subject to a two year non-compete.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of June 30, 2007.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Anderson L. Smith	41,925	27,950	$13.69	01/29/2014	13,974	$165,032
Jane P. Hutton	15,723	10,480	13.69	01/29/2014	4,192	49,507
Charles G. Robinette	—	—	—	—	12,000	141,720
Anthony J. Carasso	—	—	—	—	4,800	56,688
Janet J. Ketner	—	—	—	—	8,000	94,480

(1) The stock options vest in five equal annual installments beginning one year from the date of grant, which for all options shown was January 29, 2005.

(2) The restricted stock awards vest in five equal annual installments commencing one year from the date of grant, which was January 29, 2005 for Mr. Smith and Ms. Hutton and January 31, 2007 for Messrs. Robinette and Carasso and Ms. Ketner.

(3) Based upon the Company's closing stock price of $11.81 on June 30, 2007.

Option Exercises and Stock Vested

The following table provides information concerning the vesting of stock awards for each named executive officer, on an aggregate basis, during the 2007 fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Anderson L. Smith	7,665	$57,710	6,988	$90,634
Jane P. Hutton	—	—	2,096	27,185
Charles G. Robinette	—	—	3,000	38,700
Anthony J. Carasso	—	—	1,200	15,480
Janet J. Ketner	—	—	2,000	25,800

Nonqualified Deferred Compensation

Supplemental Executive Retirement Plan. Jefferson Federal maintains a supplemental executive retirement plan which provides restorative payments to executives designated by the Board of Directors who are prevented from receiving the full benefits contemplated by the employee stock ownership plan's benefit formula due to limitations imposed by the Internal Revenue Code. The restorative payments under the supplemental executive retirement plan consist of payments in lieu of shares that cannot be allocated to the participant's account under the employee stock ownership plan. In addition to providing for benefits lost under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a Change in

Control (as defined in the plan) before the complete scheduled repayment of the employee stock ownership plan loan. See *"Potential Post—Termination Benefits"* for a more complete discussion of these benefits upon a change in control.

The Board of Directors has designated Mr. Smith as a participant in the supplemental executive retirement plan and may designate other officers as participants in future years.

The following table provides information with respect to the above described supplemental executive retirement plan in which Anderson L. Smith participated during fiscal 2007. No other named executive officers participated in the supplemental executive retirement plan during fiscal 2007.

Name	Plan Name	Registrant Contributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)(1)
Anderson L. Smith	Supplemental Executive Retirement Plan	$9,936	$9,936

(1) Reflects the accrual at June 30, 2007 of 1,500 shares held for the benefit of Mr. Smith under the supplemental executive retirement plan.

Potential Post-Termination Benefits

As described above, we maintain certain arrangements with our named executive officers that provide for termination benefits. The information below describes and quantifies certain compensation that would become payable under our existing plans and arrangements if a named executive officer's employment had terminated on August 31, 2007, given the named executive officer's compensation level and, if applicable, based on our stock price as of that date. These benefits are in addition to the benefits generally made available to our salaried employees, such as accrued vacation and distributions from our tax-qualified plans.

Employment Agreement. Mr. Smith's employment agreement provides that if we choose to terminate his employment for reasons other than cause, or if Mr. Smith resigns after specified circumstances that would constitute constructive termination, Mr. Smith (or, if he dies, his beneficiary) would be entitled to receive an amount equal to his base salary due for the remaining term of his agreement, along with the contributions that would have been made on his behalf during the remaining term of his agreement to any of our employee benefit plans. We would also continue and/or pay for Mr. Anderson's life, health and disability coverage for the remaining term of his employment agreement. Had Mr. Smith's employment terminated August 31, 2007, under the circumstances described above, he would have been entitled to a lump sum severance payment equal to approximately $788,693 and health, life and disability insurance coverage valued at $15,900. Mr. Smith would also be subject to a two year non-compete provision.

If Mr. Smith died on August 31, 2007, his employment agreement would have terminated and his beneficiary or estate would have been entitled to receive the compensation due to him through August 31, 2007. If Mr. Smith had become disabled and his employment had terminated on August 31, 2007, he would have been entitled to disability pay equal to 75% of his weekly rate of base salary in effect as of the date of his termination of employment due to disability. Mr. Smith would continue to receive disability payments until the earlier of: (i) the date he returns for full employment with us; (ii) his death; or (iii) the date his employment agreement terminates. All disability payments are reduced by the amount of any short-term or long-term disability benefits payable under our disability plans.

Mr. Smith's employment agreement also provides for severance payments and other benefits in the event Mr. Smith is terminated without cause or he elects to terminated the agreement with Good Reason in connection with any change in control of Jefferson Federal. Had a change in control (as defined in the agreement) occurred followed by Mr. Smith's voluntary (upon circumstances discussed in the agreement) or involuntary termination of employment on August 31, 2007, Mr. Smith (or his beneficiary) would have been entitled to a severance payment equal to 2.99 times the average of his five preceding taxable years' annual compensation (the "base amount"). In addition, Mr. Smith would also have been entitled to receive the contributions he would have received under our retirement programs for a period of 36 months, as well as health, life and disability coverage for that same time period. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and Jefferson Federal would not be entitled to deduct such an amount. As a result, Mr. Smith's employment agreement provides that the total value of the benefits provided and payments made to him in connection with a change in control may not exceed three times his base amount (the "280G Limit"). Therefore, taking into account his 280G Limit, as of August 31, 2007, Mr. Smith would have been entitled to a severance benefit equal to approximately $854,402.

Supplemental Executive Retirement Plan. We maintain a supplemental executive retirement plan that provides Mr. Smith with a cash payment in the event of a change in control equal to the benefit that he would have received under our employee stock ownership plan, had he remained employed throughout the term of the loan, less the benefits actually provided under the employee stock ownership plan on his behalf. The plan also provides Mr. Smith with a stock benefit equal to the shares of our stock he would have received under our employee stock ownership plan had he not been limited by certain provisions of the Internal Revenue Code. Had a change in control occurred on August 31, 2007, Mr. Smith would have been entitled to approximately $790,370, less the value of shares of common stock allocated to him under our employee stock ownership plan. See *"Employee Stock Ownership Plan"* below for a discussion of Mr. Smith's ESOP benefits. All benefits received under this plan are subject to Mr. Smith's overall 280G Limit. See *"Employment Agreement"* above for a discussion of Mr. Smith's 280G Limit.

Change in Control Severance Plan. Jefferson Federal maintains a change in control severance plan for the benefit of eligible employees, who do not have an employment agreement with Jefferson Federal, in the event they are terminated in connection with a Change in Control (as defined in the plan). Severance benefits are calculated under the severance plan based on monthly base pay and years of service with Jefferson Federal. The maximum payment under the plan is twelve month's base pay. Had a change in control occurred on August 31, 2007, followed by an involuntary or voluntary termination of employment under circumstances set forth in the plan, Ms. Hutton, Mr. Carasso and Ms. Ketner would have received a lump sum payment equal to $47,250, $21,667 and $9,637, respectively.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. See *"Compensation Discussion and Analysis."*

The Compensation Committee of Jefferson Bancshares, Inc.

Dr. Terry M. Brimer (Chairman)
Dr. Jack E. Campbell
William T. Hale
H. Scott Reams
William F. Young

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of the copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers, directors and greater than 10% beneficial owners has complied with the applicable reporting requirements for transactions in the Company's common stock during the year ended June 30, 2007, except for one late report filed by Mr. Robinette relating to the disposition of 1,000 shares on February 21, 2007 and one late report filed by Mr. McDaniel relating to the disposition of 100 shares on June 1, 2007.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Jefferson Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Jefferson Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Jefferson Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company maintains a comprehensive written policy for the review, approval or ratification of all transactions with related persons. In accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Jefferson Federal has an employee loan program whereby employees, including executive officers and directors, may obtain loans with preferential interest rates compared to those prevailing at the time for comparable loans with persons not related to Jefferson Federal. The following information is furnished for outstanding loans made by Jefferson Federal to related persons (directors, executive officers and their immediate family members) under its employee loan program:

	Largest Aggregate Principal Outstanding for Fiscal 2007	Principal Outstanding at June 30, 2007	Principal Paid During Fiscal 2007	Interest Paid During Fiscal 2007	Interest Rate Payable
Anderson L. Smith	$383,565	$369,153	$14,412	$21,597	5.75%
William T. Hale	546,230	534,442	11,788	28,937	5.35

Nominating/Corporate Governance Committee Procedures

General

It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors.

In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders

To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;
2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;
4. As to the shareholder making the recommendation, the name and address, as they appear on the Company's books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and
5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Minimum Qualifications

The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its shareholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Process for Identifying and Evaluating Nominees

The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Jefferson Federal. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Submission of Business Proposals and Shareholder Nominations

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than May 20, 2008. If next year's annual meeting is held on a date more than 30 calendar days from October 25, 2008, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days prior to the date of the annual meeting; however, if less than 100 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date. A copy of the Bylaws may be obtained from the Company.

Board Policies Regarding Shareholder Communications and Attendance at Annual Meetings

The Company encourages shareholder communications to the Board of Directors and/or individual directors. Shareholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814. Communications regarding financial or accounting policies should be sent to the attention of the Chairman of the Audit/Compliance Committee. All other communications should be sent to the attention of the Chairman of the Nominating/Corporate Governance Committee.

Directors are expected to prepare themselves for and to attend all Board meetings, the Annual Meeting of Shareholders and the meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. All of the Company's directors attended the Company's 2006 Annual Meeting of Shareholders.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Jefferson Bancshares common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Shareholders has been mailed to persons who were shareholders as of the close of business on August 31, 2007. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended June 30, 2007, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were shareholders as of the close of business on August 31, 2007 upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

Householding of Proxy Statements and Annual Reports

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report to that address. This practice, known as "householding," is designed to reduce the Company's printing and postage costs. Once you have received notice from your broker or the Company that they or it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement, please notify your broker or other holder of record if your shares are held in "street name" or the Company if you hold registered shares. You can notify the Company by contacting its transfer agent, Registrar and Transfer Company, either by phone at (800) 368-5948, by fax at (908) 497-2318, by e-mail at info@rtco.com or by mail at 10 Commerce Drive, Cranford, New Jersey 07016. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting the same parties listed above.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
September 17, 2007

JEFFERSON BANCSHARES, INC.
COMPENSATION COMMITTEE CHARTER

I. PURPOSE

The Compensation Committee (the "Committee") of Jefferson Bancshares, Inc. (the "Corporation") and Jefferson Federal Bank (the "Bank") is responsible for human resource policies, salaries and benefits, incentive compensation, executive development and management succession planning. It also deals with policies relating to nondiscriminatory employment practices, including those related to hiring, compensation and promotion.

II. COMPOSITION

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations. Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's Chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairperson by vote of a majority of the full Committee. The Chief Executive Officer will meet often with the Committee, but the Chief Executive Officer will not be on the Committee or participate in all of its meetings. The same is true of the Bank's Human Resource Manager.

The Committee may form and delegate authority to subcommittees when appropriate.

III. MEETINGS

The Committee shall meet at least annually, or more frequently as circumstances dictate. The Committee Chairperson will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The Chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. RESPONSIBILITIES AND DUTIES

The principal responsibilities of the Committee are:

A. **Developing and monitoring human resource policies.** The Committee will develop human resource policies for the Corporation and the Bank and will monitor the Corporation and the Bank's adherence to the policies on a continual basis. The Bank's human resource policies include the following:

1) Employment Policies (Corporate handbook)

2) Salary Administration Policy

3) Family Medical Leave Act

4) Americans with Disabilities Act

5) Sexual Harassment Policy

6) Discretionary Leave Policy

B. **Appraising the performance of the Chief Executive Officer.** The Committee will complete a written performance evaluation of the CEO in January of each year. The Committee will meet with the CEO to discuss his or her strengths, weaknesses, review goals set at the beginning of the current year and to establish goals for the coming year. The Committee will recommend to the Board of Directors in its February meeting the annual salary, bonus, stock options, and other benefits, direct and indirect, of the CEO. In making its recommendation, the Committee will consider:

1. the performance of the Corporation and the Bank;

2. shareholder return;

3. the level of salary, bonus, stock options, and other benefits, direct and indirect, of the CEO relative to CEOs at comparable companies; and

4. the level of salary, bonus, stock options, and other benefits, direct and indirect, given to the CEO in recent years.

The Committee will make recommendations to the Board of Directors in its February meeting regarding the extension of the employment agreements of the CEO and other senior officers.

C. **Preparation of Compensation Discussion and Analysis and report**. The Committee shall review and discuss with management the Compensation Discussion and Analysis required by Securities and Exchange Commission Regulation S-K, Item 402. Based on such review and discussion, the Committee shall determine whether to recommend to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report or proxy statement for the annual meeting of shareholders. The Committee will prepare a report on executive compensation for inclusion in the Corporation's annual meeting proxy statement, in accordance with applicable rules and regulations.

D. **Oversight of executive compensation programs**. The Committee will review on an annual basis the Corporation's and the Bank's executive compensation programs to determine that they are properly researched and coordinated. In determining how corporate performance will be rewarded, the Committee will ensure that a significant portion of an executive's compensation is connected to the long-term interest of the shareholders. There will be an appropriate balance between short-term pay and long-term incentives. An important responsibility of the Committee is the development of an appropriate balance while focusing on long-term shareholder value.

E. **Oversight of staff compensation programs**. The Committee will review on an annual basis the Bank's salary administration program to determine that it is current and properly researched and coordinated. The Committee will review recommendations from the CEO and Human Resource Manager concerning compensation adjustments and will then make recommendations to the Board of Directors. The Committee's review and Board of Director's deliberation will occur in November of each year.

F. **Oversight of the performance incentive compensation plan**. Prior to the beginning of each fiscal year, the Committee will review the Corporation's stock option plans and the Bank's performance incentive compensation plan to determine that they are properly structured to reward exceptional performance. The Committee will consider the overall performance of the Corporation and the Bank and the cost of the performance incentive compensation plan to ascertain that shareholder value is being increased by exceptional performance. The Committee will make recommendations to the Board of Directors regarding changes to the plan. The Committee will also approve the pay-out of the plans after the Corporation's and the Bank's performance has been ratified by the external auditing firm.

G. **Oversight of staff benefit programs**. The Committee will review on a continual basis the Corporation's and the Bank's benefit programs to determine that they are current and properly coordinated. The Committee will review recommendations from the CEO and Human Resources Manager concerning benefit program adjustments and will then make its recommendations to the Board of Directors.

H. **Oversight of 401(k) Plan**. The Committee will appoint the trustees of the Bank's 401(k) Plan. The Committee will monitor the Plan on a quarterly basis and will meet with the Plan administrator on an annual basis for adjustments or revisions.

I. **Oversight of executive development and management succession planning**. The Committee will review on an annual basis the executive development program facilitated by the CEO and managed by the Human Resource Manager. The Committee will integrate management succession planning with the executive development program.

V. EVALUATIONS

Annually, the Committee shall conduct a performance evaluation and review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

VI. COMMITTEE RESOURCES

The Committee shall have the authority to obtain advice and seek assistance from internal or external legal or other advisors. The Committee shall have the sole authority to retain and terminate any compensation consultant used to assist the Committee in evaluating executive compensation, including sole authority to approve such consultant's fees and other retention terms.

JEFFERSON BANCSHARES, INC.
NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Purpose

The primary objectives of the Nominating/Corporate Governance Committee (the "Committee") are to assist the Board of Directors (the "Board") of Jefferson Bancshares, Inc. (the "Company") by: (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each annual meeting of the Company's stockholders; (ii) ensuring that the Audit/Compliance and Nominating/Corporate Governance Committees of the Board shall have the benefit of qualified and experienced "independent" directors; and (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company.

II. Organization

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations.

Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairman by vote of a majority of the full Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Structure and Meetings

The chairperson of the Committee will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. Goals and Responsibilities

The Committee shall: (i) develop and recommend to the Board a Corporate Governance Policy (the "Policy") applicable to the Company, and review and reassess the adequacy of such Policy annually and recommend to the Board any changes deemed appropriate; (ii) develop policies on the size and composition of the Board; (iii) review possible candidates for Board membership consistent with the Board's criteria for selecting new directors; (iv) perform Board performance evaluations on an annual basis; (v) annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's stockholders; and (vi) generally advise the Board (as a whole) on corporate governance matters.

The Committee shall also advise the Board on (a) committee member qualifications, (b) committee member appointments and removals, (c) committee structure and operations (including authority to delegate to subcommittees), and (d) committee reporting to the Board. The Committee shall maintain an orientation program for new directors and a continuing education program for all directors.

The Committee will annually review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval.

The Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing law and regulations as the Committee or the Board deems appropriate.

V. Performance Evaluation

The Committee shall conduct an annual performance evaluation of the Board. The evaluation shall be of the Board's contribution as a whole and specifically review areas in which the Board and/or management believes a better contribution could be made.

VI. Committee Resources

The Committee shall have the authority to obtain advice and seek assistance from internal or external legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm's fees and other retention terms.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File Number: 0-50347

JEFFERSON BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	**45-0508261**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Evans Avenue, Morristown, Tennessee	**37814**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (423) 586-8421

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one): Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 16b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $76,499,000, based upon the closing price ($13.02 per share) as quoted on the Nasdaq Global Market as of the last business day of the registrant's most recently completed second fiscal quarter (December 30, 2006).

The number of shares outstanding of the registrant's common stock as of August 31, 2007 was 6,394,955.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

INDEX

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical fact; rather, they are statements based on Jefferson Bancshares, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include: interest rate trends; the general economic climate in the market area in which Jefferson Bancshares operates, as well as nationwide; Jefferson Bancshares' ability to control costs and expense; competitive products and pricing; loan delinquency rates; and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Jefferson Bancshares assumes no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Jefferson Bancshares, Inc. (also referred to as the "Company" or "Jefferson Bancshares") is the holding company for Jefferson Federal Bank (referred to as the "Bank" or "Jefferson Federal").

Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Jefferson Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. Jefferson Federal attracts deposits from the general public and uses those funds to originate loans, most of which it holds for investment.

Available Information

We maintain an Internet website at http://www.jeffersonfederal.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K.

Market Area

We are headquartered in Morristown, Tennessee, which is situated approximately 40 miles northeast of Knoxville, Tennessee in the northeastern section of the state. We consider Hamblen County, with an estimated 2006 population of approximately 61,000, and its contiguous counties to be our primary market area. The economy of our market area is primarily oriented to manufacturing and agriculture. Morristown and Hamblen County also serve as a hub for retail shopping and medical services for a number of surrounding rural counties. The manufacturing sector is focused on three types of products: automotive and heavy equipment components; plastics, paper and corrugated products; and furniture. According to the U.S. Bureau of Labor Statistics, the average monthly unemployment rate in Hamblen County has decreased from 5.9% for 2005 to 5.7% for 2006, which was slightly above both the state and national averages.

We began expansion into the Knoxville, Tennessee market in January 2005 with the opening of a lending office. We opened a full-service branch in Knoxville in mid-2006 and opened a second full-service branch office in July 2007. Knoxville's population is approximately 178,000 and its economy is largely fueled by the location of the main campus of the University of Tennessee, the Oak Ridge National Laboratory, the National Transportation Research Center and the Tennessee Valley Authority. Additionally, Knoxville has many warehousing and distribution companies because of its central location in the eastern half of the United States. The average monthly unemployment rate for the Knoxville metropolitan statistical area has decreased from 4.4% for 2005 to 4.1% for 2006, which was below both the national and state averages.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 23.4% of the deposits in Hamblen County, which is the second largest market share out of nine financial institutions with offices in the county at that date.

However, banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation, all of which are large regional bank holding companies, also operate in Hamblen County. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect to continue to face significant competition in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. Our loan portfolio consists of a variety of mortgage, commercial and consumer loans. As a community-oriented financial institution, we try to meet the borrowing needs of consumers and businesses in our market area. Mortgage loans constitute a significant majority of the portfolio, and commercial mortgage loans are the largest segment in that category.

One- to Four-Family Residential Loans. We originate mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new one- to four-family homes. We offer fixed-rate mortgage loans with terms up to 30 years and adjustable-rate mortgage loans with terms up to 25 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the first year interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk.

The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. Interest rates and payments on our adjustable-rate loans generally are adjusted annually based on any change in the National Average Contract Mortgage Rate for the Purchase of Previously Occupied Homes by Combined Lenders as published by the Federal Housing Finance Board. Changes in this index tend to lag behind changes in market interest rates. Our adjustable-rate mortgage loans may have initial fixed-rate periods ranging from one to seven years.

We originate all adjustable-rate loans at the fully indexed interest rate. The maximum amount by which the interest rate may be increased or decreased is generally 2% per year and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan. Our adjustable-rate residential mortgage loans generally do not provide for a decrease in the rate paid below the initial contract rate. The inability of our residential real estate loans to adjust downward below the initial contract rate can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings and equity value resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all of the mortgage loans in our loan portfolio contain due-on-sale clauses providing that Jefferson Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. Jefferson Federal enforces these due-on-sale clauses to the extent permitted by law. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

Historically, we have not emphasized the origination of loans that conform to guidelines for sale in the secondary mortgage market. However, beginning in January 2005, we began originating loans for the secondary mortgage market. Loans are sold without recourse and on a servicing-related basis. We generally do not make conventional loans with loan-to-value ratios exceeding 85% and generally make loans with a loan-to-value ratio in excess of 85% only when secured by first liens on owner-occupied, one- to four-family residences. Loans with loan-to-value ratios in excess of 90% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans in excess of $100,000 to be appraised by a board-approved appraiser. We require title insurance on all mortgage loans in excess of $25,000. Borrowers must obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan.

Home Equity Lines of Credit. We offer home equity lines of credit on single family residential property in amounts up to 80% of the appraised value. Rates and terms vary by borrower qualifications, but are generally offered on a variable rate, open-end term basis with maturities of ten years or less.

Commercial Real Estate and Multi-Family Loans. An important segment of our loan portfolio is mortgage loans secured by commercial and multi-family real estate. Our commercial real estate loans are secured by professional office buildings, shopping centers, manufacturing facilities, hotels, vacant land, churches and, to a lesser extent, by other improved property such as restaurants and retail operations. We intend to continue to emphasize and grow this segment of our loan portfolio.

We originate both fixed- and adjustable-rate loans secured by commercial and multi-family real estate with terms up to 20 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are based on prime and adjust monthly. Loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. When the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders. Currently, it is our philosophy to originate commercial real estate loans only to borrowers known to us and on properties in or near our market area.

At June 30, 2007, loans with principal balances of $500,000 or more secured by commercial real estate totaled $62.0 million, or 71.4% of commercial real estate loans, and loans with principal balances of $500,000 or more secured by multi-family properties totaled $4.4 million, or 54.1% of multifamily loans. At June 30, 2007, all of these loans were performing in accordance with their terms.

Construction Loans. We originate loans to finance the construction of one-to four-family homes and, to a lesser extent, multi-family and commercial real estate properties. At June 30, 2007, $12.4 million of our construction loans was for the construction of one- to four-family homes and $9.2 million was for the construction of commercial or multi-family real estate. We principally finance the construction of single-family, owner-occupied homes. Construction loans are generally made on a "pre-sold" basis; however, contractors who have sufficient financial strength and a proven track record are considered for loans for model and speculative purposes, with preference given to contractors with whom we have had successful relationships. We generally limit loans to contractors for speculative construction to a total of $350,000 per contractor. Construction loans generally provide for interest-only payments at fixed-rates of interest and have terms of six to 12 months. At the end of the construction period, the loan generally converts into a permanent loan. Construction loans to a borrower who will occupy the home, or to a builder who has pre-sold the home, will be considered for loan-to-value ratios of up to 85%. Construction loans for speculative purposes, models and commercial properties may be considered for loan-to-value ratios of up to 80%. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. We generally use in-house inspectors for construction disbursement purposes; however, we may rely on architect certifications and independent third party inspections for disbursements on larger commercial loans.

Land Loans. We originate loans secured by unimproved property, including lots for single family homes, raw land, commercial property and agricultural property. We originate both fixed- and adjustable-rate land loans with terms up to 15 years. Adjustable-rate loans are based on prime and adjust monthly. Loans secured by unimproved commercial property or for land development generally have five-year terms with a longer amortization schedule.

At June 30, 2007, our largest land loan had an outstanding balance of $4.3 million and was secured by commercial real estate. At June 30, 2007, loans with principal balances of $500,000 or more secured by unimproved property totaled $13.1 million, or 38.9% of land loans. All of these loans were performing in accordance with their terms at that date.

Commercial Business Loans. We extend commercial business loans on an unsecured and secured basis. Secured loans generally are collateralized by industrial/commercial machinery and equipment, livestock, farm machinery and, to a lesser extent, accounts receivable and inventory. We originate both fixed- and adjustable-rate commercial loans with terms up to 15 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are based on prime and adjust monthly. Where the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders.

Consumer Loans. We offer a variety of consumer loans, including loans secured by automobiles and savings accounts. Other consumer loans include loans on recreational vehicles and boats, debt consolidation loans and personal unsecured debt.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We use a credit scoring system and charge borrowers with poorer credit scores higher interest rates to compensate for the additional risks associated with those loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. In order to monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls on multi-family loans. We also perform annual reviews and prepare write-ups on all lending relationships of $500,000 or more where the loan is secured by commercial or multi-family real estate.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Land Loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.

Commercial Loans. Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with commercial and multi-family real estate lending. Although the repayment of commercial and multi-family real estate loans depends primarily on the cash-flow of the property or related business, the underlying collateral generally provides a sufficient source of repayment. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral if a borrower defaults is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the cash-flow, character and creditworthiness of the borrower (and any guarantors), while liquidation of collateral is secondary.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations. All of our portfolio loans are originated by in-house lending officers and are underwritten and processed in-house. We rely on advertising, referrals from realtors and customers, and personal contact by our staff to generate loan originations. We occasionally purchase participation interests in commercial real estate loans through other financial institutions in our market area.

Loan Approval Procedures and Authority. Loan approval authority has been granted by the Board of Directors to certain officers on an individual and combined basis for consumer (including residential mortgages) and commercial purpose loans up to a maximum of $1.0 million per transaction. All loans with aggregate exposure of $2.0 million or more require the approval of our Loan Committee or Board of Directors.

The Loan Committee meets every two weeks to review all mortgage loans made within granted lending authority of $75,000 or more and all non-mortgage loans made within granted lending authority of $50,000 or more. The committee approves all requests which exceed granted lending authority or when the request carries aggregate exposure to us of $2.0 million or more. The minutes of the committee are reported to and reviewed by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited by regulation. At June 30, 2007, our regulatory limit on loans to one borrower was $10.1 million. At that date, our largest lending relationship was $9.4 million and consisted of multiple commercial real estate and commercial business loans. These loans were performing according to their original repayment terms at June 30, 2007.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 90 days or less.

Delinquencies. When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower when the loan becomes 17 days past due. If payment is not then received, additional letters and phone calls generally are made. When the loan becomes 60 days past due, we send a letter notifying the borrower that we will commence foreclosure proceedings if the loan is not brought current within 30 days. When the loan becomes 90 days past due, we will commence foreclosure proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Exceptions on commencement of foreclosure actions for commercial real estate loans and mortgage loans are made on a case-by-case basis by the Board of Directors. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Cincinnati and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities. We also are required to maintain an investment in Federal Home Loan Bank of Cincinnati stock.

At June 30, 2007, our investment portfolio consisted of federal agency debt securities with maturities of seven years or less and municipal bonds with maturities of 20 years or less.

Our investment objectives are to provide and maintain liquidity, to maintain a balance of high quality investments, to diversify investments to minimize risk, to provide collateral for pledging requirements, to establish an acceptable level of interest rate risk, to provide an alternate source of low-risk investments when demand for loans is weak, and to generate a favorable return. Any two of the following officers are authorized to purchase or sell investments: the President, Executive Vice President and/or Vice President. There is a limit of $2.0 million par value on any single investment purchase unless approval is obtained from the Board of Directors. For mortgage-backed securities, real estate mortgage investment conduits and collateralized mortgage obligations issued by Ginnie Mae, Freddie Mac or Fannie Mae, purchases are limited to a current par value of $2.5 million without Board approval.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. We may use borrowings on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer-term basis for general business purposes.

Deposit Accounts. Substantially all of our depositors are residents of the State of Tennessee. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, Christmas club savings accounts, certificates of deposit and retirement savings plans. We do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing monthly. Our current strategy is to offer competitive rates, but not be the market leader in every type and maturity. In recent years, our advertising has emphasized transaction accounts, with the goal of shifting our mix of deposits towards a smaller percentage of higher cost time deposits.

Borrowings. We have relied upon advances from the Federal Home Loan Bank of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank are typically secured by our first mortgage loans.

The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 50% of a member's assets. The availability of Federal Home Loan Bank advances to each borrower is based on the financial condition and the degree of security provided to collateralize borrowings.

Personnel

As of June 30, 2007, we had 90 full-time employees and five part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Executive Officers

The executive officers of Jefferson Federal are elected annually by the Board of Directors and serve at the Board's discretion. Ages presented are as of June 30, 2007. The executive officers of Jefferson Federal are:

Name	Age	Position
Anderson L. Smith	59	President and Chief Executive Officer
Douglas H. Rouse	54	Senior Vice President
Jane P. Hutton	48	Vice President and Chief Financial Officer
Eric S. McDaniel	36	Vice President and Senior Operations Officer
Janet J. Ketner	54	Executive Vice President of Retail Banking
Charles G. Robinette	62	Chairman–Knoxville Region
Anthony J. Carasso	48	President–Knoxville Region

Biographical Information

Anderson L. Smith has been President and Chief Executive Officer of Jefferson Bancshares since March 2003 and President and Chief Executive Officer of Jefferson Federal since January 2002. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank National Association. Age 59. Director since 2002.

Jane P. Hutton has been Treasurer and Secretary of Jefferson Bancshares since March 2003 and Vice President and Chief Financial Officer of Jefferson Federal since July 2002. Ms. Hutton was named Chief Financial Officer of Jefferson Bancshares in connection with the consummation of the Conversion on July 1, 2003. From June 1999 until July 2002, Ms. Hutton served as Assistant Financial Analyst. Age 48.

Douglas H. Rouse has been Senior Vice President of Jefferson Federal since January 2002. From March 1994 until January 2002, Mr. Rouse served as Vice President. Age 54.

Eric S. McDaniel has been Vice President and Senior Operations Officer of Jefferson Federal since July 2002. From March 1996 until July 2002, Mr. McDaniel served as Director of Compliance and Internal Auditor. Age 36.

Janet J. Ketner has been Executive Vice President of Retail Banking since January 2006. Prior to joining Jefferson Federal, Ms. Ketner was Executive Vice President of First Tennessee Bank for Morristown, Dandridge and Greeneville, Tennessee. Age 54.

Charles G. Robinette has been the Chairman of Jefferson Federal's Knoxville Region since January 2005. Prior to joining Jefferson Federal, Mr. Robinette was the Chairman and Chief Executive Officer of the East Tennessee/Southeast Kentucky Region of Union Planters National Bank since 1997. Age 62.

Anthony J. Carasso has been the President of Jefferson Federal's Knoxville Region since January 2005. In 1999, Mr. Carasso was Chief Executive Officer and President of Union Planters in Murfreesboro, Tennessee. Since then, he has been President of two other Union Planters Banks, one in Somerset, Kentucky as well as Harriman, Tennessee. During his tenure in Harriman, he had a dual role as an Area Sales Manager managing 22 branches in 11 communities. Age 48.

Subsidiaries

We have one subsidiary, JFB Service Corporation, which has an ownership interest in Bankers Title of East Tennessee, LLC, a title insurance agency. Our subsidiary also has a small investment in a credit life reinsurance company and holds Banker's Bank stock.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, Jefferson Bancshares is required by federal law to report to, and otherwise comply with, the rules and regulations of the Office of Thrift Supervision. Jefferson Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. Jefferson Federal is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Jefferson Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision conducts periodic examinations to test Jefferson Federal's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on us and our operations. Certain regulatory requirements applicable to us are referenced below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this report does not purport to be a complete description of such statutes and regulations and their effects on us and is qualified in its entirety by reference to the actual laws and regulations.

Holding Company Regulation

Jefferson Bancshares is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as Jefferson Bancshares, was not generally restricted as to the types of business activities in which it may engage, provided that the association continued to be a qualified thrift lender. See *"Federal Savings Institution Regulation - QTL Test."* The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, so long as the holding company's savings institution subsidiary continues to comply with the QTL test. Jefferson Bancshares does not qualify for the grandfathering. Upon any non-supervisory acquisition by Jefferson Bancshares of another savings association or savings bank that meets the qualified thrift lender test (as described below) and is deemed to be a savings institution by the Office of Thrift Supervision, Jefferson Bancshares would become a multiple savings and loan holding company (if the acquired association is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulations. However, the Office of Thrift Supervision has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. States vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Jefferson Federal must notify the Office of Thrift Supervision 30 days before declaring any dividend to Jefferson Bancshares. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of the Company. Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Office of Thrift Supervision if any person (including a company or savings association), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. A change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the Company's outstanding voting stock, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings institutions are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, certain lending authority for a federal association, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage (core capital) ratio (3% for certain institutions receiving the highest rating on the CAMELS examination rating system) and an 8% total risk-based capital ratio. In addition, the prompt corrective action regulations discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage (core capital) ratio (3% for institutions receiving the highest CAMELS rating), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standards for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative perpetual preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At June 30, 2007, Jefferson Federal met each of its capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in the amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. Deposits of Jefferson Federal are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Insurance premiums are based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. The Federal Deposit Insurance Corporation has the ability to adjust the insurance fund's reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Jefferson Federal. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Jefferson Federal will have credits that offset all of its premiums in 2007.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO"), and agency of the federal government established to finance takeovers of insolvent thrifts, to recapitalize a predecessor deposit insurance fund.

Qualified Thrift Lender Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12-month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of June 30, 2007, Jefferson Federal met the qualified thrift lender test.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with or condition imposed by the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Jefferson Federal, it is a subsidiary of a holding company. In the event Jefferson Federal's capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of more than normal supervision, Jefferson Federal's ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determined that such distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties. Jefferson Federal's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including Jefferson Bancshares and any non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Jefferson Bancshares to its executive officers and directors. However, that act contains a specific exception for loans by federally insured depository institutions to its executive officers and directors in compliance with federal banking laws. Under such laws, Jefferson Federal's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Jefferson Federal may make to insiders based, in part, on Jefferson Federal's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not to involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Extensions of credit to executive officers are subject to further restrictions and limits.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings associations and has the authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The OTS also has enforcement authority over savings and loan holding companies such as Jefferson Bancshares. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Federal Home Loan Bank System

Jefferson Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Jefferson Federal, as a member of the Federal Home Loan Bank of Cincinnati, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Jefferson Federal was in compliance with this requirement with an investment in Federal Home Loan Bank stock at June 30, 2007 of $1.8 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Jefferson Federal's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Jefferson Federal complies with the foregoing requirements.

ITEM 1A. RISK FACTORS

Additional operating expenses relating to our expansion activities may reduce our profitability.

We will incur additional expenses relating to our lending and branch expansion strategy. These expenses will be primarily salaries and employee benefits for the additional employees hired to staff our new offices and occupancy and equipment relating to our two full-service branch offices that opened in mid-2006 and our full-service branch office in Knoxville, Tennessee that opened in July 2007. Initially, we expect that these expenses will be greater than the additional income that we generate through our new facilities. Over time, we anticipate that we will generate sufficient income to offset the expenses related to our new facilities and new employees, although we cannot guarantee when that will occur.

We may not be able to implement successfully our plans for growth.

We have operated out of our main office and two drive-through facilities in Morristown, Tennessee since 1963 and have historically considered Hamblen County to be our primary market area. Recently, our management began to implement a growth strategy that expands our presence in Morristown, as well as into Knoxville, Tennessee, approximately 40 miles southwest of Morristown. In mid-2006, we opened two full-service branch offices, one in Morristown and one in Knoxville. In addition, we opened a second full-service branch office in Knoxville in July 2007. In connection with these new branches, we will have, among others, construction expenses, as well as the cost of equipment and hiring new employees.

Our expansion strategy may not be accretive to earnings, or that our strategy will be accretive to earnings within a reasonable period of time. Numerous factors will affect our expansion strategy, such as our ability to select suitable office locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our lending and branch network. Building and staffing new offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our lending and branch network will be profitable.

A downturn in the local economy or a decline in real estate values could hurt our earnings.

The success of our business depends on our ability to generate profits and grow our franchise. We are located in Morristown, Tennessee and consider Hamblen County, with a population of 60,000, and its contiguous counties to be our primary market area, although we are currently expanding into the Knoxville region. The economy of the Hamblen County market area is based primarily on manufacturing and agriculture. Our primary lending activity is the origination of loans secured by real estate. Nearly all of these loans are made to borrowers who live and work in our primary market area. As a result, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our earnings. Decreases in real estate values could adversely affect the value of property used as collateral for our loans which would expose us to a greater risk of loss. In addition, adverse employment conditions may have a negative effect on the ability of our borrowers to make timely repayments of their loans and on our ability to make new loans, which would have an adverse impact on our earnings.

Rising interest rates may hurt our earnings and asset value.

Short-term market interest rates (which we use as a guide to our price deposits) have recently risen from historically low levels, while longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin, and if short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

Changes in interest rates also affect the value of our interest-earnings assets, and in particular our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. As of June 30, 2006, we held 23.4% of the deposits in Hamblen County, which is the second largest market share out of nine financial institutions with offices in the county at that date. However, banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation, all of which are large regional bank holding companies, also operate in Hamblen County. These institutions are significantly larger than us and, therefore, have significantly greater resources. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our commercial real estate, commercial business and multi-family real estate loans expose us to increased lending risks.

At June 30, 2007, $136.7 million, or 49.3%, of our loan portfolio consisted of commercial real estate, commercial business and multi-family real estate loans. Commercial real estate and multi-family real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Commercial business loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. All three of these types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Because such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

We may require further additions to our allowance for loan losses, which would reduce net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, the Office of Thrift Supervision periodically reviews our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans.

Loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Anderson L. Smith. The loss of Mr. Smith could have an adverse effect on us because, as a small community bank, Mr. Smith is responsible for more aspects of our business than he might be at a larger financial institution with more employees. Moreover, as a small community bank, we have fewer management-level employees who are in a position to succeed and assume the responsibilities of Mr. Smith. We have entered into a three-year employment agreement with Mr. Smith. We do not have key-man life insurance on Mr. Smith.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a savings and loan holding company, Jefferson Bancshares is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office and drive-through facilities. The following table sets forth certain information relating to these facilities as of June 30, 2007.

Location	Year Opened	Owned/ Leased
Main Office 120 Evans Avenue Morristown, Tennessee	1997	Owned
Drive-Through 143 E. Main Street Morristown, Tennessee	1995	Owned
Drive-Through 1960 W. Morris Blvd. Morristown, Tennessee	1998	Leased [2]
Farragut Office 11916 Kingston Pike Farragut, Tennessee	2006	Owned
Merchants Green Office 123 Merchants Greene Blvd. Morristown, Tennessee	2006	Owned
Mortgage Office 525 West Morris Blvd. Morristown, Tennessee	2006	Leased [3]
Knoxville Regional Headquarters 6501 Kingston Pike Knoxville, Tennessee	2007	Owned

(1) The current lease expires in April 2012.

(2) The current lease expires in April 2009.

As of June 30, 2007, the total net book value of the Company's offices was $16.0 million.

ITEM 3. LEGAL PROCEEDINGS

Jefferson Bancshares is not a party to any pending legal proceedings. Periodically, there have been various claims and lawsuits involving Jefferson Federal, such as claims to enforce liens, condemnation proceedings on properties in which Jefferson Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Jefferson Federal's business. Jefferson Federal is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity and Related Stockholder Matters

Jefferson Bancshares' common stock is listed on the Nasdaq Global Market under the symbol "JFBI." As of June 30, 2007, Jefferson Bancshares had approximately 572 holders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 6,411,586 shares outstanding.

The following table sets forth high and low sales prices for each quarter during the fiscal years ended June 30, 2007 and June 30, 2006 for Jefferson Bancshares' common stock, and corresponding quarterly dividends period per share.

	High	Low	Dividend Paid Per Share
Year Ended June 30, 2007			
Fourth quarter	$12.76	$11.59	$0.06
Third quarter	13.00	12.07	0.06
Second quarter	13.45	12.79	0.06
First quarter	13.57	12.58	0.06
Year Ended June 30, 2006			
Fourth quarter	$13.56	$12.76	$0.085
Third quarter	13.60	12.95	0.06
Second quarter	14.12	12.85	0.06
First quarter	13.25	12.61	0.06

The following graph compares the cumulative total shareholder return on Jefferson Bancshares common stock with the cumulative total return on the Nasdaq Index (U.S. Companies) and with the SNL Thrift Index. Total return assumes the reinvestment of all dividends.


Total Return Performance
Jefferson Bancshares, Inc.
NASDAQ Composite
SNL NASDAQ Thrift Index
Index Value
225
200
175
150
125
100
75
06/30/02
06/30/03
06/30/04
06/30/05
06/30/06
06/30/07

	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07
Jefferson Bancshares, Inc.	100.00	160.52	186.30	187.13	193.15	179.52
NASDAQ Composite Index	100.00	110.91	139.95	140.58	148.45	177.91
SNL NASDAQ Thrift Index	100.00	117.91	148.53	164.89	182.67	184.59

The Board of Directors of Jefferson Bancshares has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including investment opportunities available to Jefferson Bancshares or Jefferson Federal, capital requirements, regulatory limitations, Jefferson Bancshares' and Jefferson Federal's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if commenced, will continue to be paid.

Jefferson Bancshares is subject to the requirements of Tennessee law, which generally prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of fiscal 2007.

Period	**(a) Total number of Shares (or Units) Purchased**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Appropriate Dollar Value) of Shares (or units) that May Yet Be Purchased Under the Plans or Programs**
Month #1				
April 1, 2007 through April 30, 2007....	9,734	$12.48	9,734	366,069(1)
Month #2				
May 1, 2007 through May 31, 2007.....	13,483	$12.13	13,483	352,586(1)
Month #3				
June 1, 2007 through June 30, 2007.....	20,010	$11.96	20,010	332,576(1)
Total..............................	43,227	$12.13	43,227	332,576

(1) On February 24, 2006, the Company announced a stock repurchase program under which the Company may repurchase up to 690,261 shares of the Company's common stock, from time to time, subject to market conditions. The repurchase program will continue until completed or terminated by the Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

The information below as of June 30, 2007, 2006, 2005 and 2004 and for the years then ended is derived from the audited consolidated financial statements of the Company. The information below as of June 30, 2003 and for the year then ended is derived from the audited financial statements of the Bank.

	At or For the Year Ended June 30,				
	2007	2006	2005	2004	2003
Financial Condition Data:					
Total assets	$339,703	$327,137	$295,041	$305,474	$363,778
Loans receivable, net	274,881	254,127	208,438	186,601	180,010
Cash and cash equivalents, interest-bearing deposits and investment securities	35,012	43,801	64,393	101,416	172,943
Borrowings	44,800	52,400	17,000	6,000	2,000
Deposits	220,082	198,843	194,706	204,933	324,247
Stockholders' equity	73,644	74,543	82,028	93,383	36,625
Operating Data:					
Interest income	$ 21,004	$ 18,092	$ 15,779	$ 16,067	$ 17,259
Interest expense	9,660	6,935	4,639	4,776	6,518
Net interest income	11,344	11,157	11,140	11,291	10,741
Provision for loan losses	30	(68)	—	—	787
Net interest income after provision for loan losses	11,314	11,225	11,140	11,291	9,954
Noninterest income	1,355	1,375	1,204	1,067	979
Noninterest expense	10,070	8,950	7,031	10,265	5,273
Earnings before income taxes	2,599	3,650	5,313	2,093	5,660
Total income taxes	908	1,320	1,863	706	2,068
Net earnings	$ 1,691	$ 2,330	$ 3,450	$ 1,387	$ 3,592
Per Share Data:					
Earnings per share, basic	$ 0.28	$ 0.37	$ 0.47	$ 0.18	$ 0.45[1]
Earnings per share, diluted	$ 0.28	$ 0.37	$ 0.47	$ 0.18	$ 0.45[1]
Dividends per share	$ 0.24	$ 0.265	$ 0.25	$ 0.21	$ 0.16[1][2]

(1) Per share and dividend amounts have been adjusted to reflect the exchange of 4.2661 shares of Jefferson Bancshares common stock for each share of Jefferson Federal common stock.

(2) Represents dividends paid per share of Jefferson Federal common stock to shareholders other than Jefferson Bancshares, MHC, which waived the receipt of all dividends.

	At or For the Year Ended June 30,				
	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets	0.51%	0.75%	1.14%	0.44%	1.32%
Return on average equity	2.28	2.99	3.92	1.46	10.25
Interest rate spread (1)	2.93	3.16	3.24	3.08	3.66
Net interest margin (2)	3.73	3.89	3.88	3.76	4.10
Noninterest expense to average assets	3.05	2.90	2.32	3.28	1.94
Efficiency ratio (3)	79.11	69.97	57.17	83.21	45.30
Average interest-earning assets to average interest-bearing liabilities	125.18	130.28	139.49	143.13	117.67
Dividend payout ratio (4)	85.71	71.62	53.19	116.67	36.46
Capital Ratios:					
Tangible capital	19.33	20.09	22.72	22.21	9.75
Core capital	19.33	20.09	22.72	22.21	9.75
Risk-based capital	25.45	27.45	35.39	38.78	21.06
Average equity to average assets	22.48	25.21	29.00	30.40	12.90
Asset Quality Ratios:					
Allowance for loan losses as a percent of total gross loans	0.71	0.85	1.09	1.31	1.54
Allowance for loan losses as a percent of nonperforming loans	778.88	629.57	538.26	228.90	161.79
Net charge-offs to average outstanding loans during the period	0.09	0.02	0.09	0.19	0.34
Nonperforming loans as a percent of total loans	0.09	0.13	0.20	0.58	0.95
Nonperforming assets as a percent of total assets	0.15	0.13	0.45	0.54	0.82

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities. Excluding the $4.0 million contribution to the Jefferson Federal Charitable Foundation, the efficiency ratio for 2004 would be 50.78%.

(4) Reflects dividends per share declared in the period divided by earnings per share for the period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help shareholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this report.

Overview.

Income

We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income – which is the income that we earn on our loans and investments – and interest expense – which is the interest that we pay on our deposits and borrowings.

Our second principal source of pre-tax income is fee income – the compensation we receive from providing products and services. Most of our fee income comes from service charges on NOW accounts and fees for late loan payments. We also earn fee income from ATM charges, insurance commissions, safe deposit box rentals and other fees and charges.

We occasionally recognize gains or losses as a result of sales of investment securities or foreclosed real estate. These gains and losses are not a regular part of our income.

Expenses

The expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expense, deposit insurance premiums, advertising expenses, expenses for foreclosed real estate and other miscellaneous expenses.

Compensation and benefits consist primarily of the salaries and wages paid to our employees, fees paid to our directors and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment and data processing expense includes fees paid to our third-party data processing service and expenses and depreciation charges related to office and banking equipment.

Deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Expenses for foreclosed real estate include maintenance and repairs on foreclosed properties prior to sale.

Other expenses include expenses for attorneys, accountants and consultants, payroll taxes, franchise taxes, charitable contributions, insurance, office supplies, postage, telephone and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic condition and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

Results of Operations for the Years Ended June 30, 2007, 2006 and 2005

Overview.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
	(Dollars in thousands, except per share data)				
Net earnings	$1,691	$2,330	$3,450	(27.4)%	(32.5)%
Net earnings per share, basic	$ 0.28	$ 0.37	$ 0.47	(24.3)%	(21.3)
Net earnings per share, diluted	$ 0.28	$ 0.37	$ 0.47	(24.3)%	(21.3)
Return on average assets	0.51%	0.75%	1.14%		
Return on average equity	2.28%	2.99%	3.92%		

2007 v. 2006. Net income was $1.7 million, or $0.28 per diluted share, for the year ended June 30, 2007 compared to net income of $2.3 million, or $0.37 per diluted share, for the year ended June 30, 2006. The decline in net income for the year ended June 30, 2007 was primarily the result of an increase in noninterest expense. The increase in noninterest expense reflects higher operating costs necessary to support our growth initiatives during the fiscal year.

2006 v. 2005. Net income was $2.3 million, or $0.37 per diluted share, for the year ended June 30, 2006 compared to net income of $3.5 million, or $0.47 per diluted share, for the year ended June 30, 2005. The decline in net income for the year ended June 30, 2006 was primarily the result of an increase in noninterest expense, partially offset by an increase in noninterest income. The increase in noninterest expense was the result of our expansion activities, as well as our adoption of Financial Accounting Standards Board ("FASB") Statement 123R, which required the expensing of stock options.

Net Interest Income.

The following table summarizes changes in interest income and expense for the years ended June 30, 2007, 2006 and 2005:

	Year Ended June 30,			% Change	
	2007	2006	2005	2007/2006	2006/2005
Interest income:					
Loans	$19,605	$16,152	$13,026	21.4%	24.0%
Investment securities	983	1,248	2,008	(21.2)	(37.8)
Mortgage-backed securities	—	260	360	(100.0)	(27.8)
Municipal securities	135	123	98	9.8	25.5
Interest-earning deposits	172	216	215	(20.4)	0.5
FHLB stock	109	93	72	17.2	29.2
Total interest income	21,004	18,092	15,779	16.1	14.7
Interest expense:					
Deposits	7,334	5,527	4,199	32.7	31.6
Borrowings	2,326	1,408	440	65.2	220.0
Total interest expense	9,660	6,935	4,639	39.3	49.5
Net interest income	$11,344	$11,157	$11,140	1.7	0.2

2007 v. 2006. Net interest income before loan loss provision increased $187,000 to $11.3 million for the year ended June 30, 2007 due to growth in loans. The interest rate spread and net interest margin for the year ended June 30, 2007 were 2.93% and 3.73%, respectively, compared to 3.16% and 3.89%, respectively, for the same period in 2006. The average yield on interest-earning assets increased 59 basis points to 6.90% while the average volume of earning assets increased $17.8 million to $304.3 million for the year ended June 30, 2007 compared to the same period in 2006. The average rate paid on interest-bearing liabilities increased 82 basis points to 3.97%, while the average volume of interest-bearing liabilities increased $23.2 million, to $243.1 million for the year ended June 30, 2007.

Total interest income increased $2.9 million, or 16.1%, to $21.0 million for the year ended June 30, 2007 compared to $18.1 million for the year ended June 30, 2006. The increase in interest income was primarily due to growth in the average balance of loans and an increase in interest rates.

Interest on loans increased $3.5 million, or 21.4 %, to $19.6 million for the year ended June 30, 2007. The increase in interest on loans was the result of a higher average balance, primarily due to growth in the commercial loan portfolio, combined with a higher average yield. The average balance of loans increased $35.6 million, or 15.3%, to $268.9 million, while the average yield on loans increased 37 basis points to 7.29%. The increase in the average yield on loans is attributable to higher rates on new loans and loan rate adjustments.

Interest on investment securities decreased $513,000, or 31.5%, to $1.1 million for the year ended June 30, 2007. The decrease was the result of a decline in the average balance of investment securities more than offsetting an increase in the average yield. The average balance of investment securities decreased $14.9 million, to $28.8 million for the year ended June 30, 2007. Proceeds from the sale of investment securities were used to reduce the level of short-term borrowings and to fund loan growth. The average yield on investments increased 15 basis points to 3.88% for 2007 compared to 3.73% for 2006. Dividends on Federal Home Loan Bank ("FHLB") stock were $109,000 for the year ended June 30, 2007, compared to $93,000 for the year ended June 30, 2006.

Total interest expense increased $2.7 million, or 39.3%, to $9.7 million for the year ended June 30, 2007, compared to $6.9 million for the year ended June 30, 2006. The increase was due to an increase in the average balance of both deposits and borrowings combined with higher interest rates. Interest expense on deposits was $7.3 million for 2007 compared to $5.5 million for 2006. The average rate paid on deposits increased 73 basis points to 3.70% for the year ended June 30, 2007 due to higher short-term interest rates. Interest expense on FHLB advances was $2.3 million for 2007 compared to $1.4 million for 2006. The average balance of FHLB advances increased $10.8 million to $44.7 million and the average rate increased 105 basis points to 5.21%. FHLB advances were utilized as a funding source for supporting loan growth during the year ended June 30, 2007.

2006 v. 2005. Net interest income before loan loss provision increased $17,000 to $11.2 million for the year ended June 30, 2006 due to an increase in interest income, partially offset by an increase in interest expense. The interest rate spread and net interest margin for the year ended June 30, 2006 were 3.16% and 3.89%, respectively, compared to 3.24% and 3.88% for the same period in 2005. The average yield on interest-earning assets increased 81 basis points to 6.31% while the average volume of earning assets declined $368,000, to $286.6 million for the year ended June 30, 2006 compared to the same period in 2005. The average rate paid on interest-bearing liabilities increased 90 basis points to 3.15%, while the average volume of interest-bearing liabilities increased $14.3 million, to $220.0 million for the year ended June 30, 2006.

Total interest income increased $2.3 million, or 14.7%, to $18.1 million for the year ended June 30, 2006 compared to $15.8 million for the year ended June 30, 2005. The increase in interest income was primarily due to an increase in both the volume and yield on average loans more than offsetting a decrease in the volume of investment securities.

Interest on loans increased $3.1 million, or 24.0%, to $16.2 million for the year ended June 30, 2006. The increase in interest on loans was the result of a higher average balance, primarily due to growth in the commercial and consumer loan portfolio, combined with a higher average yield. The increase in the average yield on loans was primarily the result of increases in the prime lending rate. The average yield on loans increased 45 basis points, to 6.93%, for 2006 compared to 6.48% for 2005.

Interest on investment securities decreased $835,000, or 33.9%, to $1.6 million, for the year ended June 30, 2006. The decrease was the result of a decline in the average balance of investment securities more than offsetting an increase in the average yield. The average balance of investment securities decreased $29.2 million, to $43.8 million for the year ended June 30, 2006. Proceeds from the sale of investment securities were used to reduce the level of short-term borrowings and to fund loan growth. The average yield on investments increased 35 basis points to 3.73% for 2006 compared to the 3.38% for 2005. Dividends on FHLB stock were $93,000 for the year ended June 30, 2006, compared to $72,000 for the year ended June 30, 2005. FHLB dividends are paid with additional shares of FHLB stock.

Total interest expense increased $2.3 million, or 49.5%, to $6.9 million for the year ended June 30, 2006, compared to $4.6 million for the year ended June 30, 2005. The increase was due to an increase in the average rate paid on interest-bearing liabilities combined with an increase in the average balance of FHLB advances. Interest expense on deposits increased $1.3 million, or 31.6%, to $5.5 million for the year ended June 30, 2006. The increase was due to an increase in the average rate paid on deposits more than offsetting a decrease in the average balance of deposits. The average rate paid on deposits increased 79 basis points to 2.97% for the year ended June 30, 2006 due to higher rates paid on money market accounts and time deposits. The increase in the rate paid on deposits reflected an increase in short-term market interest rates. Interest expense on FHLB advances was $1.4 million for 2006 compared to $440,000 for 2005. The increase was due to a higher average balance and a higher rate paid. FHLB advances were utilized as a funding source for supporting loan growth during the year ended June 30, 2006.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

	Year Ended June 30,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 268,874	$ 19,605	7.29%	$233,232	$16,152	6.93%	$200,943	$13,026	6.48%
Mortgage-backed securities	—	—	—	5,465	260	4.76	10,070	360	3.57
Investment securities	24,470	983	4.02	34,226	1,248	3.65	59,597	2,008	3.37
Municipal securities	4,355	135	3.10	4,063	123	3.03	3,312	98	2.96
Daily interest deposits	4,845	172	3.55	7,882	216	2.74	11,397	215	1.89
Other earning assets	1,785	109	6.11	1,700	93	5.47	1,617	72	4.45
Total interest-earning assets	304,331	21,004	6.90	286,568	18,092	6.31	286,936	15,779	5.50
Noninterest-earning assets	26,222	—		22,480	—		16,491		
Total assets	$ 330,553	—		$309,048	—		$303,427		
Interest-bearing liabilities:									
Passbook accounts	$ 10,138	51	0.50%	$ 12,122	61	0.50%	$ 13,142	66	0.50%
NOW accounts	16,668	84	0.50	16,859	85	0.50	17,486	88	0.50
Money market accounts	37,821	1,394	3.69	37,900	1,228	3.24	30,652	605	1.97
Certificates of deposit	133,836	5,805	4.34	119,214	4,153	3.48	131,252	3,440	2.62
Total interest-bearing deposits	198,463	7,334	3.70	186,095	5,527	2.97	192,532	4,199	2.18
Borrowings	44,659	2,326	5.21	33,867	1,408	4.16	13,167	440	3.34
Total interest-bearing liabilities	243,122	9,660	3.97	219,962	6,935	3.15	205,699	4,639	2.26
Noninterest-bearing deposits	12,102	—		10,001	—		8,633		
Other noninterest-bearing liabilities	1,008	—		1,170	—		1,089		
Total liabilities	256,231	—		231,133			215,421		
Stockholders' equity	74,322	—		77,915	—		88,006		
Total liabilities and stockholders' equity	$ 330,553			$309,048			$303,427		
Net interest income		$ 11,344			$11,157			$11,140	
Interest rate spread			2.93%			3.16%			3.24%
Net interest margin			3.73%			3.89%			3.88%
Ratio of average interest-earning assets to average interest-bearing liabilities			125.18%			130.28%			139.49%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2007 Compared to 2006			2006 Compared to 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$2,565	$ 888	$3,453	$2,193	$ 932	$3,125
Mortgage-backed securities	(260)	—	(260)	(362)	262	(100)
Investment securities	(412)	147	(265)	(942)	182	(760)
Municipals	9	3	12	23	2	25
Daily interest-bearing deposits and other interest-earning assets	(555)	527	(28)	(26)	49	23
Total interest-earning assets	1,347	1,565	2,912	886	1,427	2,313
Interest expense:						
Deposits	387	1,420	1,807	(135)	1,463	1,328
Borrowings	512	406	918	838	130	968
Total interest-bearing liabilities	899	1,826	2,725	703	1,593	2,296
Net change in interest income	$ 448	$ (261)	$ 187	$ 183	$ (166)	$ 17

Provision for Loan Losses.

We review the level of the loan loss allowance on a monthly basis and establish the provision for loan losses based on the volume and types of lending, delinquency levels, loss experience, the amount of classified loans, economic conditions and other factors related to the collectibility of the loan portfolio.

2007 v. 2006. The provision for loan losses for fiscal 2007 was $30,000 compared to a recovery of $68,000 in fiscal 2006. Management reviews the level of the allowance for loan losses on a monthly basis and establishes the provision for loan losses based on changes in the nature and volume of the loan portfolio, the amount of impaired and classified loans, historical loan loss experience and other qualitative factors. The provision for loan losses for 2007 was increased primarily due to growth in the loan portfolio. Net charge-offs for the year ended June 30, 2007 amounted to $247,000 compared to $53,000 for the year ended June 30, 2006. Nonperforming loans totaled $251,000 at June 30, 2007 compared to $345,000 at June 30, 2006.

2006 v. 2005. Net charge-offs for the year ended June 30, 2006 amounted to $53,000, compared to $186,000 for the year ended June 30, 2005. As a result of continued improvement in asset quality, the provision for loan losses for fiscal 2006 was a recovery of $68,000, compared to no provision for fiscal 2005. Nonperforming loans totaled $345,000 at June 30, 2006 compared to $426,000 at June 30, 2005.

An analysis of the changes in the allowance for loan losses is presented under *"Allowance for Loan Losses and Asset Quality."*

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2007 to 2006 and from 2006 to 2005.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
	(Dollars in Thousands)				
Dividends from investments	$ 69	$ 44	$ 52	56.8%	(15.4)%
Mortgage origination fees	451	578	122	(22.0)	373.8
Service charges and fees	522	544	549	(4.0)	(0.9)
Gain (loss) on sale of investments	(29)	(293)	(284)	(90.1)	3.2
Gain on sale of equity investment	—	35	329	(100.0)	(89.4)
Gain on sale of foreclosed property	39	170	84	(77.1)	102.4
BOLI increase in cash value	211	206	205	2.4	0.5
Other	92	91	147	1.1	(38.1)
Total noninterest income	$1,355	$1,375	$1,204	(1.5)	14.2

2007 v. 2006. For the year ended June 30, 2007, noninterest income decreased $20,000, or 1.5%, to $1.4 million. Mortgage origination fee income declined $127,000, or 22.0%, to $451,000 for 2007. For the year ended June 30, 2007, we originated $49.5 million in non-portfolio loans that were sold in the secondary market compared to $56.4 for the year ended June 30, 2006. Loss on sale of investment securities amounted to $29,000 for the year ended June 30, 2007 compared to a loss of $293,000 for 2006. Gain on sale of foreclosed property was $39,000 for the year ended June 30, 2007 compared to $170,000 for 2006.

2006 v. 2005. Noninterest income increased $171,000, or 14.2%, to $1.4 million for the year ended June 30, 2006 compared to $1.2 million for the year ended June 30, 2005. Mortgage origination fee income accounted for the largest increase in noninterest income with $578,000 for fiscal 2006 and $122,000 for fiscal 2005. In January 2005, we began originating and selling loans in the secondary market. For the year ended June 30, 2006, we originated $56.4 million in non-portfolio loans that were sold in the secondary market compared to $16.3 million for the year ended June 30, 2005. Loss on sale of investment securities amounted to $293,000 for the year ended June 30, 2006 compared to $284,000 for the corresponding period in 2005. During the year ended June 30, 2006, investment securities were sold in response to liquidity and funding objectives. Gain on sale of foreclosed property was $170,000 for the year ended June 30, 2006 compared to $84,000 for the same period in 2005.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2007 to 2006 and from 2006 to 2005.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
	(Dollars in Thousands)				
Compensation and benefits	$ 6,011	$5,577	$4,074	7.8%	36.9%
Occupancy	572	388	323	47.4	20.1
Equipment and data processing	1,377	1,059	968	30.0	9.4
Deposit insurance premiums	25	25	29	0.0	(10.3)
Advertising	324	370	210	(12.4)	76.2
Other	1,761	1,531	1,338	15.0	10.5
Total noninterest expense	$10,070	$8,950	$7,031	12.5	27.3

2007 v. 2006. For the year ended June 30, 2007, noninterest expense increased $1.1 million, or 12.5 %, to $10.1 million due primarily to higher compensation expense as well as higher occupancy expense and equipment and data processing expense related to the operations of two additional full-service offices in Hamblen and Knox Counties. Compensation expense increased $434,000, or 7.8%, to $6.0 million for the year ended June 30, 2007. Occupancy expense increased $184,000, or 47.4%, to $572,000 and equipment and data processing expense increased $318,000, or 30.0%, to $1.4 million as a result of our additional facilities.

2006 v. 2005. For the year ended June 30, 2006, noninterest expense increased $1.9 million, or 27.3%, to $9.0 million due primarily to an increase in compensation and benefits expense. Compensation and benefits expense increased $1.5 million, or 36.9%, to $5.6 million for the year ended June 30, 2006, primarily due to staff additions for our new branch offices in Hamblen and Knox Counties and our branch office in Knox County that opened in 2007. There were 98 bank employees at June 30, 2006 compared to 77 employees at June 30, 2005. Further, on July 1, 2005, we adopted FASB Statement No. 123R, "Share-Based Payment," using the modified prospective approach, which requires the expensing of unvested stock options granted prior to the adoption date. For the year ended June 30, 2006, compensation expense included $265,000 related to the expensing of stock options.

Income Taxes.

2007 v. 2006. For the year ended June 30, 2007, income tax expense decreased $412,000, or 31.2%, to $908,000 due to a lower level of taxable income.

2006 v. 2005. For the year ended June 30, 2006, income tax expense decreased $543,000, or 29.1%, to $1.3 million due to lower taxable income.

Balance Sheet Analysis

Loans. Net loans increased $20.8 million, or 8.2%, to $274.9 million at June 30, 2007. Our expansion into the Knoxville, Tennessee market has generated additional lending opportunities, which has resulted in significant growth in our loan portfolio. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, commercial real estate, multi-family real estate and land. We also originate construction loans and home equity loans. At June 30, 2007, real estate loans totaled $225.5 million, or 81.4% of our total loans, compared to $209.4 million, or 81.6% of total loans at June 30, 2006 and $168.8 million, or 80.0% of total loans, at June 30, 2005. Real estate loans increased $16.1 million, or 7.7%, in the year ended June 30, 2007 and increased $40.6 million, or 24.0%, in the year ended June 30, 2006.

Commercial real estate loans increased $9.4 million, or 12.1% to $86.9 million in the year ended June 30, 2007 and increased $23.3 million, or 42.9%, to $77.5 million in the year ended June 30, 2006. Commercial real estate loans increased due to our emphasis on this type of lending. At June 30, 2007, commercial real estate loans represented 38.5% of mortgage loans and 31.4% of total loans.

One-to four-family loans decreased $7.7 million, or 10.0%, to $69.7 million for the year ended June 30, 2007 and decreased $2.2 million, or 2.8%, to $77.4 million for the year ended June 30, 2006. At June 30, 2007, one-to four-family loans represented 30.9% of mortgage loans and 25.1% of total loans.

Multi-family real estate loans increased $253,000, or 3.2% in the year ended June 30, 2007 and decreased $639,000, or 7.5% in the year ended June 30, 2006. Construction loans increased $8.2 million, or 60.8%, in the year ended June 30, 2007 and increased $6.4 million, or 91.4%, in the year ended June 30, 2006. The increase in construction loans as of June 30, 2007 was primarily due to an increase in demand. Land loans increased $6.5 million, or 23.8%, in the year ended June 30, 2007 and increased $12.7 million, or 88.2%, in the year ended June 30, 2006.

Commercial business loans increased $6.0 million, or 16.8%, in the year ended June 30, 2007 and increased $1.1 million, or 3.1%, in the year ended June 30, 2006. Since January 2002, a significant portion of the commercial business loans that we have originated have been tied to prime and, thus, reprice quickly as interest rates change.

We originate a variety of consumer loans, including loans secured by automobiles, mobile homes and deposit accounts at Jefferson Federal. Consumer loans totaled $10.0 million and represented 3.6% of total loans at June 30, 2007, compared to $11.5 million, or 4.5% of total loans, at June 30, 2006 and $7.6 million, or 3.6% of total loans, at June 30, 2005. Consumer loans decreased in the year ended June 30, 2007 due to a decrease in indirect automobile loans.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
Residential one- to four-family	$ 69,693	25.1%	$ 77,415	30.2%	$ 79,652	37.7%	$ 84,784	44.8%	$ 84,628	46.2%
Home equity lines of credit	5,470	2.0	5,954	2.3	4,898	2.3	3,143	1.7	1,736	0.9
Commercial	86,929	31.4	77,519	30.2	54,252	25.7	59,993	31.7	49,020	26.7
Multi-family	8,182	3.0	7,929	3.1	8,568	4.1	9,213	4.9	13,229	7.2
Construction	21,634	7.8	13,454	5.2	7,029	3.3	3,001	1.6	3,584	2.0
Land	33,604	12.1	27,133	10.6	14,415	6.8	10,760	5.7	10,197	5.6
Total real estate loans	225,512	81.4	209,404	81.6	168,814	80.0	170,894	90.2	162,394	88.6
Commercial business loans	41,667	15.0	35,665	13.9	34,603	16.4	12,640	6.7	13,472	7.4
Non-real estate loans:										
Automobile loans	6,423	2.3	8,458	3.3	4,457	2.1	2,200	1.2	3,081	1.7
Mobile home loans	82	0.0	234	0.1	379	0.2	531	0.3	719	0.4
Loans secured by deposits	978	0.4	977	0.4	1,041	0.5	1,084	0.6	1,841	1.0
Other consumer loans	2,540	0.9	1,854	0.7	1,705	0.8	2,038	1.1	1,715	0.9
Total non-real estate loans	10,023	3.6	11,523	4.5	7,582	3.6	5,853	3.1	7,356	4.0
Total gross loans	277,202	100.0%	256,592	100.0%	210,999	100.0%	189,387	100.0%	183,222	100.0%
Less:										
Unearned discount on loans	—		—		—		(1)		(5)	
Deferred loan fees, net	(366)		(293)		(268)		(306)		(366)	
Allowance for losses	(1,955)		(2,172)		(2,293)		(2,479)		(2,841)	
Total loans receivable, net	$274,881		$254,127		$208,438		$186,601		$180,010	

The following table sets forth certain information at June 30, 2007 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
Amounts due in:		(In thousands)		
One year or less	$ 48,700	$12,983	$ 2,845	$ 64,528
More than one to three years	34,336	19,352	3,162	56,850
More than three to five years	50,843	7,682	3,372	61,897
More than five to 15 years	47,603	919	644	49,166
More than 15 years	44,030	731	—	44,761
Total	$225,512	$41,667	$10,023	$277,202

The following table sets forth the dollar amount of all loans at June 30, 2007 that are due after June 30, 2008 and have either fixed interest rates or floating or adjustable interest rates.

	Fixed-Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 19,128	$ 46,998	$ 66,126
Home equity lines of credit	—	5,458	5,458
Commercial	39,120	32,739	71,859
Multi-family	2,533	1,248	3,781
Construction	7,725	3,762	11,487
Land	15,227	2,874	18,101
Commercial business loans	18,944	9,740	28,684
Consumer loans	7,163	15	7,178
Total	$ 109,840	$ 102,834	$ 212,674

The following table shows activity in our loan portfolio, excluding loans held for sale, during the periods indicated.

	Year Ended June 30,		
	2007	2006	2005
		(In thousands)	
Total loans at beginning of period	$ 256,592	$ 210,999	$ 189,387
Loans originated:			
Real estate	87,254	87,114	43,072
Commercial business	65,290	59,398	70,644
Consumer	8,891	15,385	6,844
Total loans originated	161,435	161,897	120,560
Real estate loan principal repayments	(51,975)	(48,205)	(47,444)
Other repayments	(88,850)	(68,099)	(51,504)
Net loan activity	20,610	45,593	21,612
Total gross loans at end of period	$ 277,202	$ 256,592	$ 210,999

Investments. Our investment portfolio consists primarily of federal agency debt securities with maturities of seven years or less and municipal bonds with maturities of 20 years or less. Investment securities decreased $4.6 million, or 14.3%, in the year ended June 30, 2007 due primarily to sales and maturities of investment securities. Proceeds from the sale of investment securities were used to generate liquidity and to fund growth in the loan portfolio.

The following table sets forth the carrying values of our investment securities portfolio at the dates indicated. All of our investment securities are classified as available-for-sale.

	At June 30,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Federal agency securities	$23,339	$23,061	$28,330	$27,503	$42,447	$42,137
Municipal securities	4,339	4,217	4,502	4,342	3,475	3,417
Mortgage-backed securities	—	—	—	—	7,695	7,812
Total	$27,678	$27,278	$32,832	$31,845	$53,617	$53,366

The following table sets forth the maturities and weighted average yields of investment securities at June 30, 2007.

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Federal agency securities	$20,088	3.98%	$ —	0.00%	$ —	0.00%	$20,038	3.98%
Municipal securities	1,404	3.17	1,302	3.85	701	4.10	3,407	3.62
Total	$21,492	3.93	$1,302	3.85%	$701	4.10%	$23,495	3.93

Other Assets. Other assets decreased $4.0 million to $678,000 for the year ended June 30, 2007. Other assets at June 30, 2006 reflected a receivable of $3.9 million for mortgage-backed securities that had been sold but had not settled at June 30, 2006.

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of checking, savings, money market and time deposits. These deposits are provided primarily by individuals and businesses within our market area. We do not use brokered deposits as a source of funding. Total deposits increased $21.2 million, or 10.7%, to $220.1 million at June 30, 2007 primarily as a result of marketing efforts, promotions and certificate of deposit specials. Time deposits increased $15.7 million, or 12.6 %, to $140.3 million, while money market accounts increased $5.8 million, or 16.4%, to $41.3 million at June 30, 2007. The increase in the balance of money market accounts and time deposits reflect customer preference for higher-yielding accounts.

The increase in total deposits for the year ended June 30, 2006 was primarily attributable to growth in money market accounts and time deposits. The increase in the balance of money market accounts and time deposits reflected competitive pricing and customer preference for higher-rate deposit accounts.

	At June 30,		
	2007	2006	2005
	(In thousands)		
Noninterest-bearing accounts	$ 12,561	$ 10,806	$ 9,973
NOW accounts	16,230	16,408	18,818
Passbook accounts	9,690	11,524	12,944
Money market deposit accounts	41,312	35,502	31,841
Certificates of deposit	140,289	124,603	121,130
Total	$ 220,082	$ 198,843	$ 194,706

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2007. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 9,317
Over three through six months	9,049
Over six through twelve months	20,563
Over twelve months	6,984
Total	$45,913

The following table sets forth the time deposits classified by rates at the dates indicated.

	At June 30,		
	2007	2006	2005
		(In thousands)	
1.01 - 2.00%	$ —	$ 60	$ 7,449
2.01 - 3.00%	1,410	7,914	68,640
3.01 - 4.00%	12,888	35,795	43,359
4.01 - 5.00%	86,676	77,152	1,453
5.01 - 6.00%	39,315	3,682	229
Total	$ 140,289	$ 124,603	$ 121,130

The following table sets forth the amount and maturities of time deposits at June 30, 2007.

	Amount Due					
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	Total	Percent of Total Certificate Accounts
			(Dollars in thousands)			
2.01 - 3.00%	$ 1,410	$ —	$ —	$ —	$ 1,410	1.0%
3.01 - 4.00%	10,187	2,647	54	—	12,888	9.2
4.01 - 5.00%	68,303	12,520	4,500	1,353	86,676	61.8
5.01 - 6.00%	39,091	224	—	—	39,315	28.0
Total	$ 118,991	$15,391	$4,554	$1,353	$ 140,289	100.0%

Borrowings. We have relied upon advances from the Federal Home Loan Bank ("FHLB") of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. FHLB advances were $44.8 million at June 30, 2007 compared to $52.4 million at June 30, 2006. The following table presents certain information regarding our use of FHLB advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2007	2006	2005
		(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$48,900	$52,400	$17,000
Average advances outstanding	44,659	33,867	13,167
Weighted average interest rate during the period	5.21%	4.16%	3.34%
Balance outstanding at end of period	$44,800	$52,400	$17,000
Weighted average interest rate at end of period	5.10%	4.49%	3.4%

Stockholders' Equity. Stockholders equity decreased $899,000 to $73.6 million at June 30, 2007 due to the repurchase of company stock. During the year ended June 30, 2007, there were 241,698 shares of Company common stock purchased through the repurchase program at a cost of $3.1 million. At June 30, 2007, an additional 332,576 shares remained eligible for repurchase under the current stock repurchase program. Retained earnings increased $302,000 to $35.1 million at June 30, 2007 due to net income of $1.7 million offset by dividends in the amount of $1.6 million. Unrealized gains and losses, net of taxes, in the available-for-sale investment portfolio are reflected as an adjustment to stockholders' equity. At June 30, 2007, the adjustment to stockholders' equity was a net unrealized loss of $246,000 compared to a net unrealized loss of $609,000 at June 30, 2006.

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings.

In connection with assessing the allowance, we have established a systematic methodology for determining the adequacy of the allowance for loan losses. The methodology utilizes a loan grading system which segments loans with similar risk characteristics. Management performs a monthly assessment of the allowance for loan losses based on the nature and volume of the loan portfolio, the amount of impaired and classified loans and historical loan loss experience. In addition, management considers other qualitative factors, including delinquency trends, economic conditions and loan considerations.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

The allowance for loan losses decreased $217,000 to $2.0 million at June 30, 2007. Primarily as a result of growth in the loan portfolio, the provision for loan losses was $30,000 for the year ended June 30, 2007, compared to a recovery of $68,000 for the year ended June 30, 2006. Net charge-offs were $247,000 for fiscal 2007 compared to $53,000 for fiscal 2006. At June 30, 2007, our allowance for loan losses represented 0.71% of total gross loans and 778.88% of nonperforming loans, compared to 0.85% of total gross loans and 629.57% of nonperforming loans at June 30, 2006.

At June 30, 2006, our allowance for loan losses represented 0.85% of total gross loans and 629.57% of nonperforming loans, compared to 1.09% of total gross loans and 538.3% of nonperforming loans at June 30, 2005. The allowance for loan losses decreased $121,000 to $2.2 million at June 30, 2006.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance at beginning of period	$ 2,172	$ 2,293	$ 2,479	$ 2,841	$ 2,696
Provision for loan losses	30	(68)	—	—	787
Recoveries:					
Real estate loans	32	29	47	60	5
Commercial business loans	30	45	52	53	171
Consumer loans	65	119	155	150	259
Total recoveries	127	193	254	263	435
Charge offs:					
Real estate loans	(159)	(107)	(180)	(313)	(397)
Commercial business loans	(25)	(2)	(2)	(82)	(219)
Consumer loans	(190)	(137)	(258)	(230)	(461)
Total charge-offs	(374)	(246)	(440)	(625)	(1,077)
Net charge-offs	(247)	(53)	(186)	(362)	(642)
Allowance at end of period	$ 1,955	$ 2,172	$ 2,293	$ 2,479	$ 2,841
Allowance to nonperforming loans	778.88%	629.57%	538.26%	228.90%	161.79%
Allowance to total gross loans outstanding at the end of the period	0.71%	0.85%	1.09%	1.31%	1.54%
Net charge-offs to average loans outstanding during the period	0.09%	0.02%	0.09%	0.19%	0.34%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,					
	2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$ 1,445	73.9%	81.4%	$ 1,649	75.9%	81.6%
Commercial business	273	14.0	15.0	454	20.9	13.9
Consumer	237	12.1	3.6	69	3.2	4.5
Unallocated	—	—	N/A	—	—	N/A
Total allowance for loan losses	$ 1,955	100.0%		$ 2,172	100.0%	

	At June 30,								
	2005			2004			2003		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$ 1,981	86.4%	80.0%	$ 2,108	85.0 %	90.2%	$ 2,203	77.5%	88.7%
Commercial business	250	10.9	16.4	193	7.8	6.7	293	10.3	7.3
Consumer	62	2.7	3.6	178	7.2	3.1	345	12.2	4.0
Unallocated	—	—	N/A	—	—	N/A	—	—	N/A
Total allowance for loan losses	$ 2,293	100.0%		$ 2,479	100.0 %		$ 2,841	100.0%	

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the reserve for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Nonperforming assets totaled $526,000, or 0.15% of total assets, at June 30, 2007, compared to $435,000, or 0.13% at June 30, 2006. Foreclosed real estate increased $201,000 to $275,000 at June 30, 2007. At June 30, 2007, foreclosed real estate consisted of $175,000 of single family homes and $100,000 of commercial real estate. Nonaccrual loans at June 30, 2007 included $251,000 of residential mortgage loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At June 30, 2007, there were no loans classified as impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$ 251	$ 296	$ 426	$1,047	$1,739
Commercial business	—	49	—	15	—
Consumer	—	—	—	21	17
Total	251	345	426	1,083	1,756
Accruing loans past due 90 days or more	—	—	—	—	—
Total of nonaccrual and 90 days or more past due loans	251	345	426	1,083	1,756
Real estate owned	275	74	914	552	1,227
Other nonperforming assets(1)	—	16	—	—	16
Total nonperforming assets	$ 526	$ 435	$1,340	$1,635	$2,999
Total nonperforming loans to total loans	0.09%	0.13%	0.20%	0.58%	0.98%
Total nonperforming loans to total assets	0.07%	0.11%	0.14%	0.35%	0.48%
Total nonperforming assets to total assets	0.15%	0.13%	0.45%	0.54%	0.82%

(1) Consists primarily of repossessed automobiles and mobile homes.

Interest income that would have been recorded for the year ended June 30, 2007 and the year ended June 30, 2006 had nonaccruing loans been current according to their original terms amounted to $20,000 and $26,000, respectively. The amount of interest related to these loans included in interest income was $15,000 for the year ended June 30, 2007 and $19,000 for the year ended June 30, 2006.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we must establish a general allowance for loan losses. If we classify an asset as loss, we must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,		
	2007	2006	2005
	(In thousands)		
Substandard assets	$4,784	$5,370	$4,287
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$4,784	$5,370	$4,287

At each of the dates in the above table, substandard assets consisted of all nonperforming assets plus other loans that we believed exhibited weakness. These substandard but performing loans totaled $4.3 million, $4.9 million and $2.7 million at June 30, 2007, 2006 and 2005, respectively. At June 30, 2007, we also had $9.7 million of loans that we were monitoring because of concerns about the borrowers' ability to continue to make payments in the future, none of which were nonperforming or classified as substandard. At that date, $596,000 of the allowance for loan losses related to those loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,					
	2007		2006		2005	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Real estate loans	$1,338	$1,220	$ 828	$ 145	$2,711	$ 589
Commercial business loans	24	—	396	171	595	165
Consumer loans	138	44	102	1	185	4
Total	$1,500	$1,264	$1,326	$ 317	$3,491	$ 758

At each of the dates in the above table, delinquent real estate loans consisted primarily of loans secured by residential real estate.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Cincinnati. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2007, cash and cash equivalents totaled $2.0 million and interest-bearing deposits totaled $5.8 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $27.3 million at June 30, 2007. In addition, at June 30, 2007, we had arranged the ability to borrow a total of approximately $54.3 million from the Federal Home Loan Bank of Cincinnati. On that date, we had advances outstanding of $44.8 million.

At June 30, 2007, we had $1.3 million in loan commitments outstanding. In addition to commitments to originate loans, we had $13.1 million in loans-in-process primarily to fund undisbursed proceeds of construction loans, $10.2 million in unused standby letters of credit and $15.4 million in unused lines of credit. Certificates of deposit due within one year of June 30, 2007 totaled $119.0 million. We believe, based on past experience, that a significant portion of those deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of June 30, 2007.

Contractual Obligations	Total	Payments due by period Less than 1 year	1-3 years	3-5 years	More than 5 years
		(In thousands)			
Long-term debt obligations	$44,800	$33,800	$5,000	$6,000	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	115	34	48	33	—
Purchase obligations	403	302	101	—	—
Other long-term liabilities reflected on the balance sheet	—	—	—	—	—
Total	$45,318	$34,136	$5,149	$6,033	$—

Our primary investing activities are the origination of loans and the purchase of securities. In the year ended June 30, 2007, we originated $161.4 million of loans. In fiscal 2006, we originated $161.9 million of loans and purchased $1.2 million of securities. In fiscal 2005, we originated $120.6 million of loans and purchased $265,000 of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net increase in total deposits of $21.2 million in the year ended June 30, 2007, a net increase in total deposits of $4.1 million for the year ended June 30, 2006 and a net decrease in total deposits of $10.2 million for the year ended June 30, 2005, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advances were $44.8 million at June 30, 2007 and were $52.4 million and $17.0 million at June 30, 2006 and June 30, 2005, respectively.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision—Federal Savings Institution Regulation—Capital Requirements.*"

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans and commercial letters of credit.

For the three months and year ended June 30, 2007, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of New Accounting Pronouncements

The impact of new accounting pronouncements is discussed in Note 4 to the Company's Audited Consolidated Financial Statements attached hereto and is incorporated by reference.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we actively originate adjustable-rate mortgage loans for retention in our loan portfolio. These loans generally reprice beginning after five years and annually thereafter. Most of our residential adjustable-rate mortgage loans may not adjust downward below their initial interest rate. Although historically we have been successful in originating adjustable-rate mortgage loans, the ability to originate such loans depends to a great extent on market interest rates and borrowers' preferences. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years, we have used investment securities with terms of seven years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

We have established an Asset/Liability Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at June 30, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$64,436	$ (7,445)	(10.00)%	19.32%	(166)bp
200	67,290	(4,592)	(6.00)	19.98	(100)bp
100	69,783	(2,099)	(3.00)	20.53	(44)bp
0	71,882				
(100)	73,289	1,408	2.00	21.24	27bp
(200)	74,710	2,829	4.00	21.50	53bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item are incorporated by reference to the Company's Audited Consolidated Financial Statements found on pages F-2 through F-29 hereto.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated by reference to page F-1.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Jefferson Bancshares and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Jefferson Bancshares' Proxy Statement for the 2007 Annual Meeting of Stockholders (the "Proxy Statement") and to Part I, Item 1, "Description of Business — Executive Officers of the Registrant." The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Jefferson Bancshares has adopted a written code of ethics, which applies to our senior financial officers. We intend to disclose any changes or waivers from our Code of Ethics applicable to any senior financial officers on our website at http://www.jeffersonfederal.com or in a report on Form 8-K. A copy of the Code of Ethics is available, without charge, upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned "Executive Compensation" and "Director Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) **Security Ownership of Certain Beneficial Owners.** The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) **Security Ownership of Management.** The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) **Changes in Control.** Management of Jefferson Bancshares knows of no arrangements, including any pledge by any person of securities of Jefferson Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Equity Compensation Plan Information.**

The following table provides information as of June 30, 2007 for compensation plans under which equity securities may be issued. Jefferson Bancshares does not maintain any equity compensation plans that have not been approved by security holders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	401,778	$13.69	296,972
Equity compensation plans not approved by security holders	—	—	—
Total	401,778	$13.69	296,972

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item relating to certain relationships and related transactions is incorporated herein by reference to the section captioned "Transactions with Management" in the Proxy Statement. The information required by this item relating to director independence is incorporated herein by reference to the section captioned "Proposal I—Election of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned "Proposal 2 – Ratification of Independent Auditors" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) The exhibits and financial statement schedules filed as a part of this report are as follows:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets for the Years Ended June 30, 2007 and 2006.
- Consolidated Statements of Earnings for the Years Ended June 30, 2007, 2006 and 2005.
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2007, 2006 and 2005.
- Consolidated Statements of Cash Flows for the Years Ended June 30, 2007, 2006 and 2005.
- Notes to Consolidated Financial Statements.

(2) All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

(3) Exhibits

3.1 Charter of Jefferson Bancshares, Inc. (1)

3.2 Bylaws of Jefferson Bancshares, Inc. (1)

4.0	Specimen Stock Certificate of Jefferson Bancshares, Inc. (1)
10.1	*Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank (2)
10.2	*Amendment to Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank (3)
10.3	*Employment Agreement Between Charles G. Robinette and Jefferson Federal Bank
10.4	*Jefferson Federal Savings and Loan Association of Morristown Employee Severance Compensation Plan (1)
10.5	*1995 Jefferson Federal Savings and Loan Association of Morristown Stock Option Plan (1)
10.6	*Jefferson Federal Bank Supplemental Executive Retirement Plan (1)
10.7	*Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan (4)
11.0	Statement re: computation of per share earnings (5)
21.0	List of Subsidiaries
23.0	Consent of Craine, Thompson & Jones, P.C.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications

---

* Management contract or compensatory plan, contract or arrangement.

(1) Incorporated herein by reference from the Exhibits to Form S-1, Registration Statement and amendments thereto, initially filed on March 21, 2003, Registration No. 333-103961.

(2) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 29, 2003.

(3) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 13, 2004.

(4) Incorporated herein by reference from Appendix A to the Company's definitive proxy statement filed on December 1, 2003.

(5) Incorporated herein by reference to Note 3 to the Company's Audited Financial Statements found on page F-14.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JEFFERSON BANCSHARES, INC.

Date: September 12, 2007

By: /s/ Anderson L. Smith
Anderson L. Smith
President, Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anderson L. Smith Anderson L. Smith	President, Chief Executive Officer and Director (principal executive officer)	September 12, 2007
/s/ Jane P. Hutton Jane P. Hutton	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	September 12, 2007
/s/ John F. McCrary, Jr. John F. McCrary, Jr.	Director	September 12, 2007
/s/ H. Scott Reams H. Scott Reams	Director	September 12, 2007
/s/ Dr. Jack E. Campbell Dr. Jack E. Campbell	Director	September 12, 2007
/s/ Dr. Terry M. Brimer Dr. Terry M. Brimer	Director	September 12, 2007
/s/ William F. Young William F. Young	Director	September 12, 2007
/s/ William T. Hale William T. Hale	Director	September 12, 2007

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. The Company's management conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2007 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of June 30, 2007 based on the specified criteria. Craine, Thompson & Jones, P.C., an independent registered public accounting firm, has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an attestation report on the Company's internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm" on page F-3.

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jefferson Bancshares, Inc. and Subsidiary
Morristown, Tennessee

We have audited the accompanying consolidated balance sheets of Jefferson Bancshares, Inc. and Subsidiary as of June 30, 2007 and 2006, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company 's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Bancshares, Inc. and Subsidiary as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jefferson Bancshares, Inc. and Subsidiary's internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 31, 2007, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.



Morristown, Tennessee
August 31, 2007

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA, CFP, PFS
MIRA J. CRAINE, CPA
THOMAS M. JONES, CPA
HIRAM H. JONES, CPA

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jefferson Bancshares, Inc.

We have audited management's assessment, included in the accompanying Form 10-K, that Jefferson Bancshares, Inc. maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jefferson Bancshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Jefferson Bancshares, Inc. maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Jefferson Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Jefferson Bancshares, Inc., and our report dated August 31, 2007, expressed an unqualified opinion.



Morristown, Tennessee
August 31, 2007

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA, CFP, PFS
MIRA J. CRAINE, CPA

THOMAS M. JONES, CPA
HIRAM H. JONES, CPA

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets
(Dollars in Thousands)

	June 30, 2007	June 30, 2006
Assets		
Cash and cash equivalents	$ 1,955	$ 3,146
Interest-bearing deposits	4,802	8,810
Fed funds sold	977	—
Investment securities classified as available for sale, net	27,278	31,845
Federal Home Loan Bank stock	1,796	1,745
Bank owned life insurance	5,702	5,491
Loans receivable, net of allowance for loan losses of $1,955 and $2,172	274,881	254,127
Loans held-for-sale	2,468	1,645
Premises and equipment, net	15,572	11,926
Foreclosed real estate, net	275	74
Accrued interest receivable:		
Investments	299	330
Loans receivable, net	1,414	1,342
Deferred tax asset	1,606	1,986
Other assets	678	4,670
Total assets	$ 339,703	$ 327,137
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 12,561	$ 10,806
Interest-bearing	207,521	188,037
Federal Home Loan Bank advances	44,800	52,400
Other liabilities	1,120	1,295
Accrued income taxes	57	56
Total liabilities	266,059	252,594
Commitments and contingent liabilities	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; shares issued and outstanding - none	—	—
Common stock, $0.01 par value; 30,000,000 shares authorized; 8,446,375 shares issued and 6,411,586 and 6,613,557 outstanding at June 30, 2007 and 2006, respectively	84	84
Additional paid-in capital	72,738	72,171
Unearned ESOP shares	(4,969)	(5,401)
Unearned compensation	(2,182)	(2,733)
Accumulated other comprehensive income	(246)	(609)
Retained earnings	35,082	34,780
Treasury stock, at cost (2,034,789 and 1,793,091 shares)	(26,863)	(23,749)
Total stockholders' equity	73,644	74,543
Total liabilities and stockholders' equity	$ 339,703	$ 327,137

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings
(Dollars in Thousands Except Per Share Amounts)

	Years Ended June 30,		
	2007	2006	2005
Interest income:			
Interest on loans receivable	$19,605	$16,152	$13,027
Interest on investment securities	1,118	1,631	2,466
Other interest	281	309	286
Total interest income	21,004	18,092	15,779
Interest expense:			
Deposits	7,334	5,527	4,199
Advances from FHLB	2,326	1,408	440
Total interest expense	9,660	6,935	4,639
Net interest income	11,344	11,157	11,140
Increase (reduction) in loan loss allowance	30	(68)	—
Net interest income after provision for loan losses	11,314	11,225	11,140
Noninterest income:			
Dividends	69	44	52
Mortgage origination income	451	578	122
Service charges and fees	522	544	549
Gain (loss) on sale of investment securities, net	(29)	(293)	(284)
Gain on sale of equity investment	—	35	329
Gain on sale of foreclosed real estate, net	39	170	84
Increase in BOLI cash value	211	206	205
Other	92	91	147
Total noninterest income	1,355	1,375	1,204
Noninterest expense:			
Compensation and benefits	6,011	5,577	4,074
Occupancy expense	572	388	323
Equipment and data processing expenses	1,377	1,059	968
DIF deposit insurance premium	25	26	29
Advertising	324	370	210
REO expense	—	51	89
Other	1,761	1,479	1,338
Total noninterest expense	10,070	8,950	7,031
Earnings before income taxes	2,599	3,650	5,313
Income taxes (benefits):			
Current	753	1,146	1,704
Deferred	155	174	159
Total income taxes	908	1,320	1,863
Net earnings	$ 1,691	$ 2,330	$ 3,450
Net earnings per common share - basic	$ 0.28	$ 0.37	$ 0.47
Net earnings per common share - diluted	$ 0.28	$ 0.37	$ 0.47

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity

(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock in ESOP	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2004	$84	$71,496	$(6,265)	$(3,488)	$(793)	$32,349	$ —	$ 93,383
Comprehensive income:								
Net earnings	—	—	—	—	—	3,450	—	3,450
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $397	—	—	—	—	638	—	—	638
Total comprehensive income	—	—	—	—	—	—	—	4,088
Dividends	—	—	—	—	—	(1,902)	—	(1,902)
Shares committed to be released by the ESOP	—	129	432	—	—	—	—	561
Stock options exercised	—	44	—	—	—	—	—	44
Tax benefit from exercise of nonqualifying stock options	—	25	—	—	—	—	—	25
Earned portion of stock grants	—	—	—	440	—	—	—	440
Purchase of common stock (1,105,832 shares)	—	—	—	—	—	—	(14,599)	(14,599)
Dividends used for MRP and ESOP expenses	—	—	—	—	—	29	—	29
Dividends used for ESOP payment	—	—	—	—	—	143	—	143
Purchase of stock for the 2004 Stock Incentive Plan	—	—	—	(184)	—	—	—	(184)
Balance at June 30, 2005	84	71,694	(5,833)	(3,232)	(155)	34,069	(14,599)	82,028
Comprehensive income:								
Net earnings	—	—	—	—	—	2,330	—	2,330
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $(282)	—	—	—	—	(454)	—	—	(454)
Total comprehensive income	—	—	—	—	—	—	—	1,876
Dividends	—	—	—	—	—	(1,807)	—	(1,807)
Shares committed to be released by the ESOP	—	138	432	—	—	—	—	570
Stock options exercised	—	49	—	—	—	—	—	49
Stock options expensed	—	265	—	—	—	—	—	265
Tax benefit from exercise of nonqualifying stock options	—	25	—	—	—	—	—	25
Earned portion of stock grants	—	—	—	499	—	—	—	499
Purchase of common stock (687,259 shares)	—	—	—	—	—	—	(9,150)	(9,150)
Dividends used for MRP and ESOP expenses	—	—	—	—	—	31	—	31
Dividends used for ESOP payment	—	—	—	—	—	157	—	157
Balance at June 30, 2006	$84	$72,171	$(5,401)	$(2,733)	$(609)	$34,780	$(23,749)	$ 74,543

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity — (Continued)

(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock in ESOP	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2006	$84	$72,171	$(5,401)	$(2,733)	$(609)	$34,780	$(23,749)	$ 74,543
Comprehensive income:								
Net earnings	—	—	—	—	—	1,691	—	1,691
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $225	—	—	—	—	363	—	—	363
Total comprehensive income	—	—	—	—	—	—	—	2,054
Dividends	—	—	—	—	—	(1,558)	—	(1,558)
Dividends used for ESOP payment	—	—	—	—	—	149	—	149
Dividends used for MRP and ESOP expenses	—	—	—	—	—	20	—	20
Shares committed to be released by the ESOP	—	119	432	—	—	—	—	551
Stock options expensed	—	265	—	—	—	—	—	265
Earned portion of stock grants	—	—	—	551	—	—	—	551
MRP Vesting	—	(23)	—	—	—	—	—	(23)
Exercise of options	—	160	—	—	—	—	—	160
Tax benefit from exercise of nonqualifying stock options	—	46	—	—	—	—	—	46
Purchase of common stock (241,698 shares)	—	—	—	—	—	—	(3,114)	(3,114)
Balance at June 30, 2007	$84	$72,738	$(4,969)	$(2,182)	$(246)	$35,082	$(26,863)	$ 73,644

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Years Ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net earnings	$ 1,691	$ 2,330	$ 3,450
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Allocated ESOP shares	551	570	561
Depreciation and amortization expense	536	296	279
Amortization of premiums (discounts), net investment securities	15	26	17
Provision for loan losses	30	(68)	—
Gain on sale of equity investments	—	(35)	(329)
Loss on sale of investment securities, net	29	293	284
FHLB stock dividends	(52)	(93)	(72)
Amortization of deferred loan fees, net	(181)	(124)	(122)
Gain on foreclosed real estate, net	(39)	(170)	(84)
Deferred tax benefit	155	174	159
Tax benefit from stock options and MRP	46	25	25
Earned portion of MRP	551	500	440
Origination of mortgage loans held for sale	(49,502)	(56,359)	(16,278)
Proceeds from sales of mortgage loans	48,679	57,851	13,141
Increase in cash value of life insurance	(211)	(206)	(205)
Stock options expensed	265	265	—
Decrease (increase) in:			
Accrued interest receivable	(41)	(124)	278
Other assets	3,992	(35)	74
Increase in other liabilities	3	209	175
Net cash provided by operating activities	6,517	5,325	1,793
Cash flows from investing activities:			
Loan originations, net of principal collections	(20,615)	(44,691)	(22,245)
Purchase of available-for-sale securities	—	(1,246)	(265)
Proceeds from sale of available-for-sale securities	3,965	18,786	35,725
Return of principal on mortgage-backed securities	—	2,726	4,211
Proceeds from maturities, calls, and prepayments	1,145	200	2,700
Proceeds from sale of equity investments	—	—	344
Proceeds from sales of securities not settled	—	(3,912)	—
Purchase of premises and equipment	(4,182)	(5,149)	(2,232)
Proceeds from sale of foreclosed real estate, net	(2)	428	480
Net cash (used in) provided by investing activities	(19,689)	(32,858)	18,718

(continued)

JEFFERSON BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows — (Continued)
(Dollars in Thousands)

	Years Ended June 30,		
	2007	2006	2005
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ 21,239	$ 4,137	$(10,227)
Proceeds from advances from FHLB	89,500	64,400	24,000
Repayment of FHLB advances	(97,100)	(29,000)	(13,000)
Purchase of company stock for stock based incentive plan	—	—	(185)
Purchase of treasury stock	(3,114)	(9,150)	(14,599)
Proceeds from exercise of stock options	160	49	44
Dividends paid	(1,735)	(1,974)	(1,928)
Net cash provided by (used in) financing activities	8,950	28,462	(15,895)
Net (decrease) increase in cash and cash equivalents, and interest-bearing deposits	(4,222)	929	4,616
Cash, cash equivalents, and interest-bearing deposits at beginning of period	11,956	11,027	6,411
Cash and cash equivalents at end of year	$ 7,734	$ 11,956	$ 11,027
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and advances	$ 9,660	$ 6,935	$ 4,639
Income taxes	$ 720	$ 1,460	$ 1,810
Real estate acquired in settlement of loans	$ 275	$ 449	$ 1,668

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On July 1, 2004, Jefferson Bancshares, M.H.C. (the M.H.C.) and Jefferson Federal Savings and Loan Association of Morristown (the Association) completed a conversion from the mutual holding company form of organization into the stock holding company form of organization. A newly organized Tennessee corporation, Jefferson Bancshares, Inc. (the Company), was formed to become the holding company for the Association. The Company sold 6.6 million shares at $10.00 per share and commenced trading on the NASDAQ Global Market under the symbol JFBI.

During the process of conversion, the Association changed its name to Jefferson Federal Bank (the Bank). The Company provides a variety of financial services to individuals and small businesses through its offices in Upper East Tennessee. Its primary deposit products are transaction accounts and term certificate accounts and its lending products are commercial and residential mortgages and, to a lesser extent, consumer loans.

Principles of Consolidation — The consolidated financial statements include the accounts of Jefferson Bancshares, Inc. and its wholly owned subsidiary, Jefferson Federal Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Significant Group Concentrations of Credit Risk — The Company originates residential real estate loans and, to a lesser extent, commercial real estate and consumer loans primarily to customers located in Upper East Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Significant Accounting Policies — The following comprise the significant accounting policies, which the Company follows in preparing and presenting its consolidated financial statements:

a. For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from depository institutions, interest-bearing deposits in other depository institutions and fed funds sold with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $5,779 and $8,810 at June 30, 2007 and 2006, respectively.

b. Investments in debt securities are classified as "held-to-maturity" or "available-for-sale" according to the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard (SFAS) No. 115. Investments classified as "held-to-maturity" are carried at cost while those identified as "available-for-sale" are carried at fair value. All securities are adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Management has the positive intent and ability to carry those securities classified as "held-to-maturity" to maturity for long-term investment purposes and, accordingly, such securities are not adjusted for temporary declines in market value. "Available-for-sale" securities are adjusted for changes in fair value through a direct entry to a separate component of stockholders' equity (i.e., other comprehensive income). Investments in equity securities are carried at the lower of cost or market. The cost of securities sold is determined by specific identification.

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Loans receivable, net, which management has the intent and ability to hold until maturity or pay-off, are generally carried at unpaid principal balances less loans in process, net deferred loan fees, unearned discount on loans and allowances for losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent. All interest accrued but not collected for loans considered impaired, placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until the loan is returned to accrual status. Loans are returned to accrual status when future payments are reasonably assured.

d. Beginning in January 2005, the Company began originating mortgage loans conforming to guidelines for sale in the secondary mortgage market. Because commitment letters are only given to the borrower after an underwriter agrees to purchase the loan according to the stated terms, the Company's maximum time between funding the loan and completing the sale to the underwriter is generally three weeks. The loans are carried at the lower of aggregate cost or fair market value as determined by the amount committed to by the underwriter. The loans are sold without recourse and the mortgage servicing rights are sold as part of the loan package.

e. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company is subject to periodic examination by regulatory agencies, which may require the Company to record increases in the allowances based on the regulator's evaluation of available information. There can be no assurance that the Company's regulators will not require further increases to the allowances.

The allowance consists of specific, general and minimum components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A minimum component is maintained to cover uncertainties that could affect management's estimate of probable losses. The minimum component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include non-accrual income property loans (excluding those loans included in the homogeneous portfolio which are collectively

(Dollars in Thousands)

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

reviewed for impairment), large non-accrual single-family loans and troubled debt restructuring. Such loans are placed on non-accrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses.

f. Credit related financial instruments arising in the ordinary course of business consist primarily of commitments to extend credit. Such financial instruments are recorded when they are funded.

g. Premises and equipment are carried at cost, less accumulated depreciation. Expenditures for assets with a life greater than one year and costing more than $1,000 are generally capitalized. Depreciation of premises and equipment is computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets. Estimated lives for buildings, leasehold improvements, equipment and furniture are thirty nine, thirty nine, five and seven years, respectively. Estimated lives for building improvements are evaluated on a case-by-case basis and depreciated over the estimated remaining life of the improvement.

h. Foreclosed real estate is initially recorded, and subsequently carried, at the lower of cost or fair value less estimated selling costs. Costs related to improvement of foreclosed real estate are capitalized.

i. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

j. Effective July 1, 2005, the Company adopted Statement of Financial Standards No. 123R Share Based Payment which is an amendment of FASB Statement No. 123 (SFAS 123), *Accounting for Stock-Based Compensation.* This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.

The Company adopted SFAS 123R using the modified prospective application transition method. This method requires the Company to expense the unvested portion of options granted in 2004, which reduces net earnings by approximately $217, net of taxes for the fiscal year ending June 30, 2007 and by approximately $326 in the remaining requisite service period. SFAS 123R provides for the use of alternative models to determine compensation cost related to stock option grants. The Company has determined the estimated fair value of stock options at grant date using the Black-Scholes option-pricing model based on market data as of January 29, 2004. The expected dividend yield of 1.17% and expected volatility of 7.01% were used to model the value. The risk free rate of return equaled 4.22%, which was based on the yield of a U.S. Treasury note with a term of ten years. The estimated time remaining before the expiration of the options equaled ten years.

Stock options issued prior to the adoption of SFAS 123R are accounted for under the intrinsic value based method of accounting prescribed in APB Opinion No. 25 *Accounting for Stock Issued to Employees* as allowed under SFAS 123, *Accounting for Stock-Based Compensation.* Had compensation cost for the Company's stock option plan for the year ending June 30, 2005 been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS NO. 123R, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

(Dollars in Thousands)

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Year Ended June 30
	2005
Net income:	
As reported	$3,450
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(217)
Pro-forma	$3,233
Basic net earnings per share:	
As reported	$ 0.47
Pro-forma	0.44
Earnings per common share assuming dilution:	
As reported	$ 0.47
Pro-forma	0.44

k. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and interest-bearing deposits with banks — For cash and related instruments, the carrying amount is a reasonable estimate of fair value.

Available-for-sale and held-to-maturity securities — Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair value.

Loans receivable — The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held-For-Sale — Since mortgage loans originated for sale in the secondary market are pre-committed to by the underwriter prior to a commitment letter being sent to the borrower and there is generally a three week maximum time interval between funding the loan and the sale to the underwriter, the carrying amount of the loans held-for-sale approximate fair value.

Accrued interest receivable — The carrying amount is a reasonable estimate of fair value for accrued interest receivable.

Deposit liabilities — The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings — The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

(Dollars in Thousands)

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Off-balance-sheet instruments — Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter-parties' credit standings.

Segment Reporting — The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in Upper East Tennessee. Management makes operating decisions and assesses performance based on an ongoing review of the Company's financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

NOTE 2 — RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Home Loan Bank and Federal Reserve Bank. At June 30, 2007 and 2006, these reserve balances amounted to $1,067 and $680, respectively.

NOTE 3 — EARNINGS PER SHARE

Earnings per common share and earnings per common share-assuming dilution have been computed on the basis of dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Calculations related to earnings per share are provided in the following table.

	Years Ended June 30,		
	2007	2006	2005
Weighted average number of common shares used in computing basic earnings per common share	5,977,094	6,345,549	7,265,831
Effect of dilutive stock options	—	16,075	16,496
Weighted average number of common shares and dilutive potential common shares used in computing earnings per common share assuming dilution	5,977,094	6,361,624	7,282,327

NOTE 4 — IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Accounting for Purchases of Life Insurance — In September 2006, the Emerging Issues Task Force issued EITF 06-05, *Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.* The EITF addresses issues related to the proper amount that could be realized in the financial statements under insurance contracts that are purchased for a variety of reasons, including funding the cost of providing employee benefits and protecting against the loss of key employees. The EITF is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate that this EITF would have any material impact on the consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities — In February 2007, the FASB issued Statement No. 159, *Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Statement also provides

(Dollars in Thousands)

NOTE 4 — IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

guidance on financial assets and liabilities that are not subject to fair value measurement. The Statement is effective as of the beginning of en entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted provided that the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company does not anticipate that this Statement would have any material impact on the consolidated financial statements.

Fair Value Measurements — In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* as an amendment to several Accounting Principles Board Opinions, FASB Statements and one FASB Interpretation. The Statement defines fair value, provides a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects that its disclosures regarding measurement of fair value will be expanded, but do no anticipate that there would be any other material impact on the consolidated financial statements.

Accounting for Uncertainty in Income Taxes — In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* as an interpretation of FASB Statement No. 109. The Interpretation provides a recognition threshold and measurement guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. At issue are tax positions that are likely to come under examination and where the outcome of the examination is uncertain. The Interpretation is effective for fiscal years beginning after December 31, 2006. The Company does not anticipate that this Interpretation would have any material impact on the consolidated financial statements.

NOTE 5 — INVESTMENT SECURITIES

Investment securities are summarized as follows:

	June 30, 2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
Federal agency	$23,339	$—	$(278)	$23,061
Municipals	4,338	1	(122)	4,217
Total securities available-for-sale	$27,677	$ 1	$(400)	$27,278
Weighted-average rate	3.96%			

	June 30, 2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
Federal agency	$28,330	$—	$(827)	$27,503
Municipals	4,502	—	(160)	4,342
Total securities available-for-sale	$32,832	$—	$(987)	$31,845
Weighted-average rate	3.36%			

Investment securities with a carrying value of $4,950 and $9,478 were pledged to secure public funds and/or advances from the Federal Home Loan Bank at June 30, 2007 and 2006, respectively.

(Dollars in Thousands)

NOTE 5 — INVESTMENT SECURITIES (CONTINUED)

Securities with unrealized losses not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2007						
Federal agency	$ —	$—	$23,061	$(278)	$23,061	$(278)
Municipals	—	—	4,106	(122)	4,106	(122)
	$ —	$—	$27,167	$(400)	$27,167	$(400)
June 30, 2006						
Federal agency	$ —	$—	$27,503	$(827)	$27,503	$(827)
Municipals	144	(1)	4,087	(159)	4,231	(160)
	$ 144	$ (1)	$31,590	$(986)	$31,734	$(987)

The Company evaluates its securities with significant declines in fair value on a quarterly basis to determine whether they should be considered temporarily or other than temporarily impaired. The unrealized losses on investments are attributable to changes in interest rates, rather than credit quality. Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered impaired on an other-than-temporary basis.

Maturities of debt securities at June 30, 2007, are summarized as follows:

	Available-for-Sale		Weighted
	Amortized Cost	Fair Value	Average Yield
Within 1 year	$ 3,820	$ 3,783	4.14%
Over 1 year through 5 years	21,784	21,492	3.93%
After 5 years through 10 years	1,346	1,302	3.85%
Over 10 years	728	701	4.10%
	$27,678	$27,278	3.96%

Proceeds from sale of debt securities and gross realized gains and losses on these sales are summarized as follows:

	Year Ended June 30,		
	2007	2006	2005
Proceeds from sales	$3,965	$18,786	$35,725
Gross realized gains	$ 6	$ 40	$ 16
Gross realized losses	(35)	(333)	(300)
Net gains (losses)	$ (29)	$ (293)	$ (284)

(Dollars in Thousands)

NOTE 6 — LOANS RECEIVABLE, NET

Loans receivable, net are summarized as follows:

	June 30,	
	2007	2006
Real estate loans:		
Residential 1-4 family	$ 69,693	$ 77,415
Home equity lines of credit	5,470	5,954
Multi-family	8,182	7,929
Construction	21,634	13,454
Commercial	86,929	77,519
Land	33,604	27,133
Total real estate loans	225,512	209,404
Commercial business loans	41,667	35,665
Consumer loans:		
Automobile loans	6,423	8,458
Mobile home loans	82	234
Loans secured by deposits	978	977
Other consumer loans	2,540	1,854
Total consumer loans	10,023	11,523
Sub-total	277,202	256,592
Less:		
Deferred loan fees, net	(366)	(293)
Allowance for losses	(1,955)	(2,172)
Loans, net	$274,881	$254,127
Weighted-average rate	7.34%	7.18%

The following is a summary of information pertaining to impaired and non-accrual loans:

	June 30,	
	2007	2006
Total impaired loans	$ —	$ 56
Valuation allowance for impaired loans	$ —	$ 36
Total non-accrual loans	$251	$345

	Years Ended June 30,		
	2007	2006	2005
Average investment in impaired loans	$38	$56	$134
Interest income recognized on impaired loans	$—	$—	$ 3

No additional funds are committed to be advanced in connection with impaired loans.

Commercial real estate loans are secured principally by office buildings, shopping centers, churches and other rental real estate. Construction loans are secured by commercial real estate and single-family dwellings.

(Dollars in Thousands)

NOTE 6 — LOANS RECEIVABLE, NET (CONTINUED)

Following is a summary of activity in allowance for losses:

	Years Ended June 30,		
	2007	2006	2005
Balance, beginning of period	$2,172	$2,293	$2,479
Loans charged-off	(376)	(246)	(475)
Recoveries	129	193	289
Provision (reduction) in provision for loan losses	30	(68)	—
Balance, end of period	$1,955	$2,172	$2,293

Following is a summary of loans to directors, executive officers and associates of such persons:

Balance, June 30, 2005	$7,591
Additions	127
Repayment	(239)
Balance, June 30, 2006	7,479
Additions	622
Repayment	(329)
Balance, June 30, 2007	$7,772

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

NOTE 7 — PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	June 30,	
	2007	2006
Land	$ 3,363	$ 3,358
Office building	12,233	8,467
Leasehold improvements	74	74
Furniture and equipment	3,254	2,845
	18,924	14,744
Less accumulated depreciation and amortization	3,352	2,818
	$15,572	$11,926

Depreciation and amortization expense for the years ended June 30, 2007, 2006, and 2005, was $536, $296 and $288, respectively.

Pursuant to the terms of non-cancelable lease agreements in effect at June 30, 2007, pertaining to real property, future minimum payments are as follows:

For the year ended June 30,	
2008	$ 34
2009	30
2010	18
2011	19
2012	14
Total	$115

(Dollars in Thousands)

NOTE 7 — PREMISES AND EQUIPMENT, NET (CONTINUED)

Lease expense for June 30, 2007, 2006, and 2005 was $95, $81, and $54, respectively.

The Company has also entered into a service contract for data processing services. Future minimum payments under this agreement are as follows:

For the year ended June 30,	
2008	$302
2009	101
Total	$403

Data processing service expense for June 30, 2007, 2006, and 2005 was $569, $463, and $382, respectively.

NOTE 8 — DEPOSITS

Deposits are summarized as follows:

Description and Interest Rate	June 30, 2007	June 30, 2006
Noninterest-bearing NOW accounts	$ 12,561	$ 10,806
NOW accounts, 0.50%	16,230	16,408
Passbook accounts, 0.50%	9,690	11,524
Money market deposit accounts, 3.76% and 3.62%, respectively	41,312	35,502
Total transaction accounts	79,793	74,240
Certificates:		
0.00 - 1.00%	—	—
1.01 - 2.00%	—	60
2.01 - 3.00%	1,410	7,914
3.01 - 4.00%	12,888	35,795
4.01 - 5.00%	86,676	77,152
5.01 - 6.00%	39,315	3,682
Total certificates, 4.49% and 4.08%, respectively	140,289	124,603
Total deposits	$ 220,082	$ 198,843
Weighted-average rate - deposits	3.60%	3.27%

The aggregate amount of time deposits in denominations of $100,000 or more was $45,913 and $37,367, respectively, at June 30, 2007 and 2006.

The Deposit Insurance Fund, as administrated by the Federal Deposit Insurance Corporation, insures deposits up to applicable limits. Deposit amounts in excess of $100,000 are generally not federally insured.

At June 30, 2007, the scheduled maturities of time deposits are as follows:

2008	$ 118,991
2009	15,391
2010	4,554
2011	1,353
Total	$ 140,289

(Dollars in Thousands)

NOTE 8 — DEPOSITS (CONTINUED)

Following is a summary of interest on deposits:

	Years Ended June 30,		
	2007	2006	2005
NOW	$ 84	$ 85	$ 88
Passbook accounts	51	61	66
Money market deposit accounts	1,394	1,228	605
Certificates	5,805	4,153	3,440
	7,334	5,527	4,199
Less - early withdrawal penalties	—	—	—
	$7,334	$5,527	$4,199

NOTE 9 — FHLB ADVANCE

Pursuant to collateral agreements with the Federal Home Loan Bank ("FHLB"), advances are secured by a Blanket Mortgage Collateral Agreement. The Agreement pledges the entire one-to-four family residential mortgage portfolio and allows a maximum advance of $54,300 at June 30, 2007. Outstanding advances were $44,800 and $52,400 at June 30, 2007 and 2006, respectively.

NOTE 10 — INCOME TAXES

In computing federal income tax, savings institutions treated as small banks for tax years beginning before 1996 were allowed a statutory bad debt deduction based on specified experience formulas or 8% of otherwise taxable income, subject to limitations based on aggregate loans and savings balances. For tax years after 1996, financial institutions meeting the definition of a small bank can use either the "experience method" or the "specific charge-off method" in computing their bad debt deduction. The Company qualifies as a small bank and is using the experience method. As of June 30, 2007, the end of the most recent tax year, the Company's tax bad debt reserves were approximately $1,312. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to federal income taxes at the then prevailing corporate rates. Beginning in the year ended June 30, 1999, the Company recaptured $622 of tax loss reserves over six years (i.e. $104 per year).

Income taxes are summarized as follows:

	Years Ended June 30,		
	2007	2006	2005
Current taxes:			
Federal income	$ 604	$ 924	$1,404
State excise	149	222	300
	753	1,146	1,704
Deferred taxes:			
Federal income	148	166	151
State excise	7	8	8
	155	174	159
	$ 908	$1,320	$1,863

(Dollars in Thousands)

NOTE 10 — INCOME TAXES (CONTINUED)

The provisions of SFAS No. 109 require the Company to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. There were no excess reserves at June 30, 2007 and 2006 . The Company's base year tax bad debt reserve is $1,312. The estimated deferred tax liability on the base year amount is approximately $502, which has not been recorded in the accompanying consolidated financial statements.

The provision for income taxes differs from the federal statutory corporate rate as follows:

	Percentage of Earnings Before Income Taxes		
	Years Ended June 30,		
	2007	2006	2005
Tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes:			
State income taxes, net of federal tax benefit	3.7	4.0	3.7
Other, net	(2.8)	(1.8)	(2.6)
Effective tax rate	34.9%	36.2%	35.1%

The components of the net deferred tax asset are summarized as follows:

	June 30,	
	2007	2006
Deferred tax liabilities:		
FHLB stock dividends	$ (486)	$ (466)
Depreciation	(64)	(31)
	(550)	(497)
Deferred tax assets:		
Charitable contributions	871	939
Deferred loan fees, net	140	112
Allowance for "available-for-sale" securities	153	378
MRP compensation	108	107
Stock option expense	96	48
Deferred compensation	29	20
Allowance for losses on loans	749	855
REO writedowns	—	3
Unearned profit on sale of REO	10	21
Gross deferred tax assets	2,156	2,483
Valuation allowance	—	—
Deferred tax asset	2,156	2,483
Net deferred tax asset	$1,606	$1,986

(Dollars in Thousands)

NOTE 11 — EMPLOYEE BENEFIT PLANS

401 (K) RETIREMENT PLAN. The Company has a defined contribution pension plan covering all employees having attained the age of 20 and ½ and completing six months of service. Normal retirement date is the participant's sixty-fifth birthday.

Before the Company established the Employee Stock Ownership Plan (effective July 1, 2003), the 401(k) plan was funded by annual employer contributions of 10% of the total plan compensation of all participants in the plan. The amount contributed by the employer was divided among the participants in the same proportion that each participant's compensation bore to the aggregate compensation of all participants. Employer contributions vest to employees over a seven-year period. Employees are permitted to make contributions of up to 50% of their compensation subject to certain limits based on federal tax laws.

EMPLOYEE STOCK OWNERSHIP PLAN. As part of the conversion, the Bank established an Employee Stock Ownership Plan (ESOP). On July 1, 2003, the ESOP purchased 670,089 shares of Jefferson Bancshares, Inc. from proceeds provided by the Company in the form of a loan. Thus, the ESOP is considered a leveraged plan. Employees are eligible for participation in the plan upon attaining 20 and ½ years of age and completing six consecutive calendar months during which he has performed at least 500 hours of service. Each plan year, the Bank may, in its discretion, make a contribution to the plan; however, at a minimum, the Bank has agreed to make as a contribution the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid. The present amortization schedule calls for 43,206.63 shares to be released each December 31. Dividends on unallocated shares are used to repay the loan while dividends paid on allocated shares become part of the plan's assets. Accounting for the ESOP consists of recognizing compensation expense for the fair market value of the shares as of the date of release. Allocated shares are included in earnings per share calculations while unallocated shares are not included.

ESOP compensation expense was $551, $570 and $561 for the years ended June 30, 2007, 2006 and 2005. The original number of shares committed was 670,089 and 43,207 were released during the years ended June 30, 2007, 2006 and 2005, respectively. The 518,479 remaining unearned shares had an approximate fair market value of $6,123 at June 30, 2007.

The Bank has also established a SERP to provide for supplemental retirement benefits with respect to the ESOP. The plan provides certain executives with benefits that cannot be provided under the ESOP as a result of the limitations imposed by the Internal Revenue Code, but that would have been provided under the ESOP but for such limitations. The Plan was amended in 2007 to change the first allocation period to December 31, 2007. Compensation expense under the SERP was $10 for the year ended June 30, 2007.

STOCK COMPENSATION PLANS. The Company maintains stock-based benefit plans under which certain employees and directors are eligible to receive restricted stock grants or options. Under the 2005 Stock-Based Benefit Plan, the maximum number of shares that may be granted as restricted stock is 279,500, and a maximum of 698,750 shares may be issued through the exercise of nonstatutory or incentive stock options. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years.

Restricted stock grants aggregating 45,000 shares and having a fair value of $597 were awarded in 2006. Restrictions on the grants lapse in annual increments over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the restrictions lapse. Compensation expense for grants vesting in 2007, 2006 and 2005, was $551, $500 and $440, respectively.

(Dollars in Thousands)

NOTE 11 — EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of the Company's stock option plan is presented below:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	441,504	$ 12.82	453,036	$ 12.60	462,635	$ 12.44
Granted	—	—	—	—	—	—
Exercised	(39,726)	4.02	(11,532)	4.26	(9,599)	4.63
Forfeited	—		—		—	
Outstanding at end of year	401,778	13.69	441,504	12.82	453,036	12.60
Options exercisable at year-end	241,083	13.69	200,448	11.77	131,619	9.95
Weighted-average fair value of options granted during the year	$ —		$ —		$ —	

Information pertaining to options outstanding at June 30, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$13.69	401,778	6.59 years	13.69	241,083	13.69

NOTE 12 — MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and core and tangible capital (as defined) to tangible assets (as defined). Management believes as of June 30, 2007 and 2006, that the Bank met all capital adequacy requirements to which it was subject.

(Dollars in Thousands)

NOTE 12 — MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of June 30, 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of June 30, 2007 and 2006 are also presented in the table.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2007:						
Total Capital (to Risk Weighted Assets)	$67,123	25.5%	$21,099	≥8.0%	$ 26,374	≥ 10.0%
Core Capital (to Tangible Assets)	65,205	19.3%	13,496	≥4.0%	16,870	≥ 5.0%
Tangible Capital (to Tangible Assets)	65,205	19.3%	5,061	≥1.5%	N/A	
Tier 1 Capital (to Risk Weighted Assets)	65,205	24.7%	N/A		15,824	≥ 6.0%
As of June 30, 2006:						
Total Capital (to Risk Weighted Assets)	$67,000	27.5%	$19,523	≥8.0%	$ 24,404	≥ 10.0%
Core Capital (to Tangible Assets)	65,100	20.1%	12,961	≥4.0%	16,201	≥ 5.0%
Tangible Capital (to Tangible Assets)	65,100	20.1%	4,860	≥1.5%	N/A	
Tier 1 Capital (to Risk Weighted Assets)	65,100	26.7%	N/A		14,643	≥ 6.0%

The following table provides reconciliation between GAAP capital and the various categories of regulatory capital:

	Bank June 30, 2007	Bank June 30, 2006
GAAP Capital	$65,699	$65,548
Adjustments:		
Deferred taxes	(726)	(1,030)
Unrealized (gains)/losses	232	582
Core, Tangible and Tier 1 Capital	65,205	65,100
Adjustments:		
Allowances for losses	1,918	1,900
Total Capital	$67,123	$67,000

NOTE 13 — RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At June 30, 2007, the Bank's retained earnings available for the payment of dividends was $31,372. Accordingly, $41,085 of the Company's equity in the net assets of the Bank was restricted at June 30, 2007. Funds available for loans or advances by the Bank to the Company amounted to $6,570.

(Dollars in Thousands)

NOTE 13 — RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES (CONTINUED)

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 14 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance risk in the normal course of business. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The estimated fair values of the Company's financial instruments are as follows:

	June 30, 2007		June 30, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and balances due from banks and interest-bearing deposits with banks	$ 7,734	$ 7,734	$ 11,956	$ 11,956
Available-for-sale and held-to maturity securities	27,278	27,278	31,845	31,845
Federal Home Loan Bank stock	1,796	1,796	1,745	1,745
Loans receivable	274,881	269,949	254,127	255,277
Accrued interest receivable	1,713	1,713	1,672	1,672
Loans held-for-sale	2,468	2,468	1,645	1,645
Financial liabilities:				
Deposits	(220,082)	(220,774)	(198,843)	(192,090)
FHLB Advance	(44,800)	(44,628)	(52,400)	(52,091)
Off-balance-sheet credit items:				
Commitments to extend credit	—	1,260	—	2,094
Letters of credit	—	10,185	—	1,389
Unused lines of credit	—	15,355	—	11,879

(Dollars in Thousands)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments to originate mortgage loans are legally binding agreements to lend to the Company's customers and generally expire in ninety days or less. Commitments at June 30, 2007 to originate adjustable-rate loans were approximately $663. Commitments at June 30, 2007 to originate fixed-rate loans were approximately $597 with a term of twenty years or less and interest rates of 7.40% to 8.40%. Commitments at June 30, 2006 and 2005 to originate adjustable-rate loans were approximately $1.15 and $3.3 million, respectively. Commitments at June 30, 2006 and 2005 to originate fixed-rate loans with terms of fifteen years or less were approximately $941 and $21, respectively. Fixed rates ranged from 6.65% to 7.85% for June 30, 2006 and 5.95% for June 30, 2005.

The Company has entered into employment agreements with its President and CEO Anderson L. Smith and Charles Robinette, Chairman of the Company's Knoxville Region. Agreement stipulations are terms, duties, compensation and performance bonuses and provides remedies for both parties upon certain events occurring. Mr. Smith's agreement provides for deferred compensation upon him attaining age 65.

Upon completion of the conversion, a "liquidation account" was established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the conversion. The liquidation account was established to provide limited priority claim to the assets of the Bank to "eligible account holders", as defined in the Plan of Conversion, who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental eligible account holders proportionate share of the then total remaining qualifying deposits. At the time of the conversion, the liquidation account, which is an off-balance sheet memorandum account, amounted to $29.5 million.

NOTE 16 — RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains products and services from directors or affiliates thereof. In the opinion of management, such transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

NOTE 17 — CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Jefferson Bancshares, Inc. is as follows:

Balance Sheet	June 30, 2007
Assets	
Cash and due from banks	$ 781
Investment securities classified as available for sale, net	977
Investment in common stock of Jefferson Federal Bank	72,457
Loan receivable from ESOP	5,517
Deferred tax asset	880
Other assets	138
Total assets	$80,750
Liabilities and Stockholders' Equity	
Accrued expenses	$ 348
Stockholders' equity	80,402
Total liabilities and stockholders' equity	$80,750

(Dollars in Thousands)

NOTE 17 — CONDENSED FINANCIAL STATEMENT OF PARENT COMPANY (CONTINUED)

Statement of Income	Year Ended June 30, 2007
Dividends from Jefferson Federal Bank	$ 3,350
Interest on investment securities	61
Other income	228
Total income	3,639
Other operating expenses	203
Income before income taxes and equity in undistributed net income of Jefferson Federal Bank	3,436
Income tax	33
	3,403
Equity in undistributed net income of Jefferson Federal Bank	(1,712)
Net income	$ 1,691

Statement of Cash Flows	Year Ended June 30, 2007
Cash flows from operating activities:	
Net income	$ 1,691
Adjustments to reconcile net income to net cash provided by operating activities:	
Dividends in excess of net income of Jefferson Federal Bank	1,712
Deferred tax expense	68
Tax benefit from stock options and MRP	49
Decrease in other assets	19
Decrease in other liabilities	(3)
Net cash provided by operations	3,536
Cash flows from investing activities:	
Sales and maturities of debt securities	1,000
Investment in Jefferson Federal Bank	(20)
Return of principal on loan to ESOP	354
Net cash provided by investing activities	1,334
Cash flows from financing activities:	
Purchase of treasury stock	(3,102)
Proceeds from exercise of options	160
Dividends paid on common stock	(1,735)
Net cash used for financing activities	(4,677)
Net decrease in cash and cash equivalents	193
Cash and cash equivalents at beginning of year	588
Cash and cash equivalents at end of year	$ 781

NOTE 18 — QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (in thousands except per share data):

	Three Months Ended			
	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(Unaudited)			
Interest income	$ 5,134	$ 5,236	$ 5,217	$ 5,417
Interest expense	2,385	2,428	2,381	2,466
Net interest income	2,749	2,808	2,836	2,951
Provision for loan losses	—	30		—
Net interest income after reduction in provision for loan losses	2,749	2,778	2,836	2,951
Noninterest income	387	310	324	334
Noninterest expense	2,666	2,539	2,449	2,416
Earnings before income taxes	470	549	711	869
Income taxes	180	200	257	271
Net earnings	$ 290	$ 349	$ 454	$ 598
Earnings per share, basic	$ 0.05	$ 0.06	$ 0.07	$ 0.10
Earnings per share, diluted	$ 0.05	$ 0.06	$ 0.07	$ 0.10

	Three Months Ended			
	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	(Unaudited)			
Interest income	$ 4,194	$ 4,392	$ 4,605	$ 4,901
Interest expense	1,380	1,551	1,866	2,138
Net interest income	2,814	2,841	2,739	2,763
Reduction in provision for loan losses	—	—	—	(68)
Net interest income after provision for loan losses	2,814	2,841	2,739	2,831
Noninterest income	456	413	313	193
Noninterest expense	2,075	2,087	2,286	2,502
Earnings before income taxes	1,195	1,167	766	522
Income taxes	410	457	290	163
Net earnings	$ 785	$ 710	$ 476	$ 359
Earnings per share, basic	$ 0.12	$ 0.11	$ 0.08	$ 0.06
Earnings per share, diluted	$ 0.12	$ 0.11	$ 0.08	$ 0.06



Morristown, Tennessee 37814
www.jeffersonfederal.com

END